UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September, 2006

Masisa S.A.
(Exact name of registrant as specified in its charter)

Masisa S.A.
(Translation of Registrant's name into English)

Av. Apoquindo 3650, Piso 10, Las Condes
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F. Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-___

On August 14th, 2005 the registrant filed a report with the Superintendencia de Valores y Seguros de Chile (Chilean Superintendent of Securities and Insurance) which included information of the registrant’s financial statements and results of its operations for the three month period ended on June 30, 2006. Attached is a free translation of the financial statements and results of operations from the original document in Spanish. The financial information included in this report was prepared according to the generally accepted accounting principles in Chile and does not include reconciliation to generally accepted accounting principles in the United States.

MASISA S.A.
( Free translation from the original in Spanish)

	As of June 30 th ,
	2006	2005
CONSOLIDATED BALANCE SHEET	THUS$	THUS$

ASSETS
Total current assets	507,899	473,215
Cash and Banks	16,660	13,900
Time deposits	60,690	16,643
Marketable securities (net)	0	674
Accounts receivable (net)	126,970	112,297
Notes receivable (net)	11,232	10,097
Sundry debtors	23,410	34,767
Notes and accounts receivable from related companies	9,047	6,376
Inventories (net)	198,943	211,097
Recoverable taxes	45,902	46,924
Prepaid expenses	11,739	11,473
Deferred taxes	2,892	2,675
Other current assets	414	6,292
Leasing Contracts (net)	0	0
Assets for Leasing(net)	0	0
Total fixed assets	1,468,160	1,416,607
Lands	132,755	124,684
Buildings and infrastructure	211,084	208,783
Machinery and equipment	838,309	835,149
Other fixed assets	677,942	596,868
Goodwill from technical reappraisal of fixed asset	7,390	7,390
Depreciation (less)	(399,320)	(356,267)
Total other assets	(23,049)	(1,935)
Investments in related companies	4,409	3,834
Investments in other companies	205	199
Goodwill	1,207	1,645
Negative goodwill (less)	(60,508)	(43,296)
Long term debtors	4,837	5,255
Long term notes and accounts receivable from related companies	0	0
Long term deferred taxes	0	0
Intangible assets	53	138
Amortization (less)	(21)	(35)
Others	26,769	30,325
Leasing Contracts Long Term	0	0

TOTAL ASSETS	1,953,010	1,887,887

The accompanying Notes N° 1 to 32 are a fundamental part of these consolidated financial statements.

MASISA S.A.
( Free translation from the original in Spanish)

	As of June 30 th ,
CONSOLIDATED BALANCE SHEET	2006	2005
	THUS$	THUS$

Total current liabilities	261,603	325,144
Short term obligations to banks and financial institutions	73,426	101,390
Short term portion of long term obligations to banks and financial institutions	51,622	73,250
Obligations to the public -short-term portion (promissory note)	0	0
Obligations to the public -short-term portion (bonds)	30,096	47,433
Long term obligations due within one year	0	271
Dividends payable	503	297
Accounts payable	52,469	62,632
Notes payable	727	484
Sundry creditors	2,540	2,007
Notes and accounts payable to related companies	6,500	2,913
Provisions	23,048	16,915
Withholdings	15,455	11,981
Income tax	5,004	4,298
Revenue received in advance	187	1,260
Deferred Taxes	0	0
Other current liabilities	26	13
Total long-term liabilities	546,674	474,763
Obligations to banks and financial institutions	202,253	156,102
Long term obligations to the Public (bonds)	277,645	257,240
Notes payable Long Term	0	0
Long term sundry creditors	184	299
Notes and accounts payable to related companies Long Term	0	0
Long term Provisions	1,425	640
Long term Deferred taxes	46,599	41,278
Other long term liabilities	18,568	19,204
Minority interest	19,419	99,018
Total shareholders' equity	1,125,314	988,962
Paid/up capital stock	812,880	696,481
Capital revaluation reserve	0	0
Overcharge in company share sales	0	0
Other reserves	182,689	159,379
Retained Earnings	129,745	133,102
Reserves future dividends	51,424	51,424
Accumulated profits	73,072	60,128
Accumulated losses (less)	0	0
Net income (loss) for the period	5,249	21,550
Interim dividends (less)	0	0
Accumulated deficit for development period	0	0

Total liabilities	1,953,010	1,887,887

MASISA S.A.
( Free translation from the original in Spanish)

	As of June 30 th ,
	2006	2005
CONSOLIDATED INCOME STATEMENT	THUS$	THUS$

OPERATING RESULT	37,418	47,630
GROSS MARGIN	95,550	98,288
Operating Income	430,809	353,992
Operating costs (less)	(335,259)	(255,704)
Selling and administrative expenses (less)	(58,132)	(50,658)
NON /OPERATING RESULT	(25,167)	(20,238)
Financial Income	2,909	1,735
Net income on investments in related companies	349	494
Other non operating income	1,790	2,282
Loss on investments in related companies (less)	0	0
Amortization of goodwill (less)	(42)	(396)
Financial expenses (less)	(19,062)	(18,651)
Other non/operating expenses (less)	(5,301)	(2,997)
Price/level restatements	0	0
Exchange Differences	(5,810)	(2,705)
Result before income taxes and extraordinary items	12,251	27,392
Income taxes	(14,992)	(8,871)
Extraordinary Items	0	0
Net income (loss) before minority interests	(2,741)	18,521
Minority interests	5,717	1,367
Net Income (Loss)	2,976	19,888
Amortization negative goodwill	2,273	1,662

NET INCOME (LOSS) FOR THE PERIOD	5,249	21,550

The accompanying Notes N° 1 to 32 are a fundamental part of these consolidated financial statements.

MASISA S.A.
( Free translation from the original in Spanish)

		As of June 30 th ,
CONSOLIDATED STATEMENT OF CASH FLOW -DIRECT		2006		2005

		THUS$		THUS$
Net cash flow from operating activities		53,190		37,444
Collection of accounts receivable		535,715		426,363
Financial income received		6,085		3,960
Dividends and other distributions received		-		-
Other income received		13,473		13,158
Payments of suppliers and personnel (less)	-	454,861	-	373,638
Interest paid (less)	-	29,649	-	16,317
Income tax paid (less)	-	7,110	-	5,735
Other expenses paid (less)	-	2,755	-	2,162
V.A.T. and similar paid (less)	-	7,708	-	8,185
Cash flow from financing activities		4,672	-	26,739
Placement of shares		44,012		-
Loans drawn		208,078		69,312
Bonds		162,965		-
Documented loans from related companies		-		-
Other loans from related companies		-		-
Other financing sources		-		-
Dividends paid (less)	-	11,491	-	52,111
Distribution of capital (less)		-		-
Loans repaid (less)	-	228,435	-	34,934
Bonds paid (less)	-	169,605	-	9,000
Repayment of documented loans from related companies (less)		-		-
Repayment of other loan form related companies (less)		-		-
Stock issuance and placement expenses (less)	-	852		-
Bond issuance and placement expenses (less)		-		-
Other financing disbursements (less)		-	-	6
Net cash flow from investment activities	-	78,379	-	36,640
Sales of fixed assets		1,588		1,062
Sales of permanent investments		-		-
Sales of other investments		212		-
Collection of documented loans to related companies		-		-
Collection of other loans to related companies		-		1,622
Other investment income		-		-
Acquisition of fixed assets (less)	-	54,463	-	31,561
Interest capitalized repaid (less)	-	1,172	-	2,744
Permanent investments (less)	-	24,340		-
Investments in financial instruments (less)	-	204	-	2
Documented loans to related companies (less)		-		-
Other loans to related companies (less)		-		-
Other investment disbursements (less)		-	-	5,017
Net total cash flow for the period	-	20,517	-	25,935

Effect of inflation on cash and cash equivalents		10	-	8

Net variation in cash and cash equivalents	-	20,507	-	25,943

Initial balance of cash and cash equivalents		97,857		58,531

Final balance of cash and cash equivalents		77,350		32,588

The accompanying Notes N° 1 to 32 are a fundamental part of these consolidated financial statements.

MASISA S.A.
( Free translation from the original in Spanish)

		As of June 30 th ,
RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY		2006		2005
OPERATING ACTIVITIES		THUS$		THUS$

Net income (loss) for the period		5,249		21,550
Results on sales of assets:	-	43	-	863
(Profit) loss on sales of fixed assets		-43		-863
Profit on sales of investments (less)		0		0
Loss on sales of investments		0		0
(Profit) loss on sales of other assets		0		0
Charges (credits) to income not affecting cash flow:		41,148		45,443
Depreciation for the period		25,408		24,793
Amortization of intangible assets		227		407
Write/off and provisions		935		7,256
Income from investment in related companies (less)		-349		-494
Loss on investment in related companies		0		0
Amortization of goodwill		42		396
Amortization of negative goodwill (less)		-2,273		-1,662
Net price/level restatements		0		0
Net exchange difference		5,810		2,705
Other credit to income not affecting cash flow (less)		-57		-276
Other charges to income not affecting cash flow		11,405		12,318
Changes in assets affecting cash flow (increases) decreases:		-2,296		-31,472
Accounts receivable		(12,688)		(9,198)
Inventories		12,469		(12,446)
Other assets		(2,077)		(9,828)
Changes in liabilities affecting cash flow (increases) decreases:		14,849		4,153
Accounts payable related to operating income		5,505		2,312
Interest payable		8,176		4,001
Net income taxes payable		(4,138)		(5,792)
Other accounts payable related to non/operating income		3,764		1,072
Net value added tax and similar payable		1,542		2,560
Profit (loss) of minority interest		(5,717)		(1,367)

Net cash flow from operating activities		53,190		37,444

The accompanying Notes N° 1 to 32 are a fundamental part of these consolidated financial statements.

MASISA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30TH, 2006 AND 2005
(Free translation from the original in Spanish)

NOTE 1: INSCRIPTION IN THE SECURITIES REGISTER

Masisa S.A. is an open corporation whose shares are listed on the stock market. It was inscribed in the Securities Register with the number 0825 on March 24, 2004 and is subject to the regulatory authority of the Chilean Superintendency of Securities and Insurance and the United States Securities and Exchange Commission.

On June 21, 2006 Masisa S.A. acquired from its subsidiary, namely Masisa Overseas Ltda., the social rights that the latter owned in Inversiones Coronel Ltda., achieving 100% ownership of this subsidiary, thus resulting in the dissolution of Inversiones Coronel Ltda. Given that Inversiones Coronel, jointly with Masisa S.A. were the sole owners of Masisa Concepción Ltda. and based on the acquisition explained above, Masisa S.A. acquired 100% ownership of Masisa Concepción, therefore, Masisa Concepción was also dissolved.

On June 23, 2006 Masisa S.A. acquired from its subsidiary Masisa Overseas Ltda, 100% of the social rights that the latter owned in Masisa Inversiones Ltda.. Thus resulting in Masisa S.A. holding 100% ownership stake in this subsidiary. Therefore Masisa Inversiones Ltda, Was dissolved.

The extraordinary shareholders’ meeting of the former Terranova S.A., held on April 13, 2005, agreed and approved the merger by absorption of the former Masisa S.A., acquiring all its assets and liabilities and succeeding it in all its rights and obligations, All the shareholders and equity of the absorbed company were thus incorporated, and the company then dissolved, The merger took effect for accounting and financial purposes on January 1, 2005, for which the unconsolidated financial statements at December 31, 2004 have been used.

The Company booked the acquisition of the former Masisa S.A. in accordance with regulations contained in Bulletin 72 of the Chilean Institute of Accountants, using the unification of interests method.

It was also agreed to replace the Company’s name "Terranova S.A." by that of "Masisa S.A.".

The extraordinary shareholders’ meeting held on April 13, 2005 resolved to modify the objects of the former Terranova S.A. in order to include the objects of the former Masisa S.A., replacing the third clause of its bylaws with the following:

The objects of the Company are:

a) The forestation or reforestation of own or third-party land preferably suitable for forestry.

b) The management, harvesting or exploitation of native or planted forests.

c) The industrialization and transformation of timber, including the manufacture of wood-particle boards in all the forms and ways that technology permits.

d) The sale in Chile and abroad of all kinds of own or third-party forestry, wood and wood particle products.

e) The purchase, sale, distribution, import and export, for its own or third-party’s account, of all kinds of wood and forestry, and livestock and agricultural, resources and products, and all kinds of machinery, equipment, vehicles, spares, raw materials and inputs for the timber industry and agricultural, forestry and livestock activities.

f) Invest capital in forestry or agricultural businesses and in companies related to these, and to form, constitute, participate, modify and manage companies of any kind that exploit the above activities or businesses.

g) The purchase, sale, investment and carrying out of all kinds of transactions related to shares, commercial paper, securities, currencies or foreign exchange, bonds, debentures, mortgage-funding notes, derivative instruments and any other investment security or instrument in the capital markets.

h) The acquisition, disposal and carrying out of transactions related to real estate or property rights.

i) Provide management services in technical, financial, legal and other matters and coordinate the management of companies in which it is a shareholder or partner.

NOTE 2: SIGNIFICANT ACCOUNTING PRINCIPLES APPLIED

a) Accounting period

The consolidated financial statements cover the periods from January 1 to June 30, 2006 and 2005.

b) Preparation

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Chile and the instructions of the Superintendency of Securities and Insurance. In the event of differences between the two, the instructions of the Superintendency of Securities and Insurance prevail.

c) Presentation

These financial statements are presented in United States dollars. The figures for the previous year are not therefore restated for comparison purposes.

Certain reclassifications have been made in 2005 for a better interpretation of these financial statements.

d) Basis of Consolidation

These consolidated financial statements include assets, liabilities, results, and cash flows at the closing of each period related to the Parent Company and its subsidiaries. The effects of transactions and unrealized results among the consolidating companies have been eliminated, and the ownership interest of minority investors is shown as Minority Interest.

e) Price-level Restatement

The indirect subsidiaries that carry their accounting figures in Chilean pesos, have adjusted their financial statements in order to recognize the effects on the variation of the price level restatement of that currency in the respective period. For these effects, the current legal dispositions have been applied, which establish that non currency assets and liabilities must be updated with effects on results. The applied index was the official Consumer Price Index, published by the National Statistics Institute (Instituto Nacional de Estadísticas) on a previous month basis, had a variation of 1,1% in 2006 (1,0% in 2005).

f) Currency translation

The Company is authorized to keep its accounts in United States dollars. The dollar is used as the common unit of account so the balances of assets and liabilities in different currencies have been expressed in US dollars at the exchange rates at the end of each period. Exchange differences are charged/credited to income.

At June 33, 2006 and 2005, the principal exchange rates against the US dollar were:

	2006	2005
	per US dollar	per US dollar

Chilean peso	529.4400	579.0000
Real	2.1643	2.3335

Bolivares	2.150.0000	2.150.0000
Peso Argentino	3.0860	2.8850
Peso Colombiano	2.633.1200	2.326.0000
Peso Mexicano	11.4009	10.7435
Unidad de Fomento	0.0297	0.0331
Euro	0.7819	0.8262

g) Time deposits and Marketable securities

Time deposits are shown at their investment value plus indexation adjustments and accrued interest to the end of the period. Marketable securities relate to investments in mutual funds units shown at their respective redemption values at the period-end.

h) Inventories

- Products being processed and finished products are shown at their production cost, under the cost-by-absorption method.

- Standing forests are shown at the forestry appraisal value of the plantations that are expected to be harvested during the following year.

- Wood pieces, pulp wood and native wood are shown at average production cost or at cost, as the case may be.

- Materials, spares, supplies, etc at their average cost.

- Imports in transit at cost.

The value of the inventories does not exceed their net estimated realization or replacement value, as the case may be.

It is the Company’s policy to make allowances for the obsolescence of materials and spares and for the reduced value of finished products when they show certain aspects like:

- Replacement of old machinery or spares for unused machines.
- Little alternative use of materials or spares with a low stock turnover.
- Possible loss of commercial value of finished products due to deterioration in lengthy storage, as compared to the standards demanded by the market.

i) Estimate of doubtful accounts

The Company’s policy is to make allowances for all accounts in judicial recovery and specific allowances for accounts outstanding.

j) Fixed Assets

Forest Plantations

Forest plantations are valued in accordance with the technical appraisal made by forestry engineers. Any incremental value so determined over the book value, that includes the financing cost during the growth period, has been credited to Forest reserve in Shareholders’ equity. The appraisal values have been determined on the basis of a formation cost value for young plantations and the estimated commercial value of standing timber for adult plantations.

Plantations expected to be harvested during the following year, based on a production plan, are shown in Inventories in Current assets.

Fixed assets, excluding plantations

Fixed assets are shown at their cost of acquisition or construction, or at their technical appraisal value, as the case may be, which includes financing costs during the construction period and the principal renovations or improvements. Maintenance and repair costs are charged to income in the period in which they are incurred.

Relatively expensive spares are depreciated over the expected useful lives of the associated principal assets, while those that are consumed periodically are charged to production costs as soon as they are utilized.

Fixed assets that are temporally not in use at the period-end have been shown in Other fixed assets.

Technical appraisal

The technical appraisals were made in the form and periods set out in Circulars 1529, 1571 and 428 of the Superintendency of Securities and Insurance and are current at the date of these financial statements. No other technical appraisals have been booked.

k) Depreciation of fixed assets

Fixed assets, excluding the plantations, are depreciated under the straight-line method over the estimated useful lives of the assets.

l) Intangible assets

The Company’s intangible assets, mainly water rights, are shown at their cost and are being amortized over a period of 40 years, as established in Technical Bulletin 55 of the Chilean Institute of Accountants.

m) Investments in related companies

Investments in related companies are shown at their proportional equity value, determined on the basis of their respective financial statements at the end of each period. Unrealized income has been eliminated.

Foreign investments are adjusted to accounting principles generally accepted in Chile and translated to the company’s functional currency, as required by Technical Bulletin 64 of the Chilean Institute of Accountants.

n) Goodwill and negative goodwill

This represents the difference between the acquisition cost and proportional equity value of the investment at the time of purchase. These differences are amortized over the terms indicated in the Note - Goodwill and negative goodwill.

ñ) Financial transactions under resale agreements

Purchases of securities under resale agreements are shown at their present value calculated using the discount rate used for determining the price of each instrument at the time of its acquisition, and are shown in Current assets under Other assets.

o) Bonds payable

These relate to the placement of bearer bonds in Chile, valued at their initial face value plus indexation and interest accrued to the end of each period. The difference between the initial face value and the placement value is shown as a deferred asset which is being amortized on a straight-line basis over the term of the obligation.

p) Income tax and deferred taxes

The Company records its tax liabilities in accordance with current tax legislation.

The effects of deferred taxes resulting from timing differences between the financial and tax balance sheet are shown taking into account the tax rate current at the estimated time of reversal, as established in Technical Bulletin 60 of the Chilean Institute of Accountants. The effects of deferred taxes at the time of the implementation of that bulletin (January 2000) and not previously recognized, have been deferred and are being amortized against income over the estimated term for the reversal of the item originating the timing difference.

The Forest Reserve is shown net of taxes, in accordance with Technical Bulletin 69 of the Chilean Institute of Accountants.

q) Severance payments

Provisions are made for the severance payments that the Company has to pay in any event under individual or group work contracts, according to the present value of the benefit using the accrued cost method, with an annual discount rate of 6% and a permanence ratio in line with years of service with the Company.

r) Sales

Sales are recorded at the time of the transfer of the goods or provision of services and relate to sales of products made by the Company and third parties. Sales prices are determined by conditions in the destination markets and are shown net of related taxes, price discounts and other things that directly affect their determination.

s) Derivative contracts

The Company has interest rate and currency swap contracts with financial institutions. These were defined as hedging of forecasted transactions and are shown as established in Technical Bulletin 57 of the Chilean Institute of Accountants.

The fair value of these instruments has been shown in Other assets or Other liabilities depending on whether they are receivable from or payable to the respective financial institution.

Unrealized gains corresponding to outstanding contracts of existing items have been shown in Other liabilities and the results realized have been taken to Financial expenses or Exchange differences, depending on the nature of the swap hedge.

In those cases where it is confirmed that the hedge taken was ineffective, the contracts have been treated as investment instruments.

t) Computer software

The software currently used by the Company was acquired from SAP Chile S.A. and consists of the SAP R/3 system, version 4.6 C, which is being amortized over 4 years.

u) Research and Development expenses

Research and development expenses are charged to the results of the year in which they are incurred. No significant disbursements have been made by the Company for this purpose, since the creation of the Company.

v) Statement of cash flows

Cash and cash equivalents are considered to be its low-risk, short-term investments made as part of its normal cash management and which can be quickly converted into known amounts of cash, with the intention to make such conversion within 90 days.

Cash flows from operating activities include all such cash flows related to the Company’s business, including interest paid and received, dividends received and in general all those flows that are not otherwise defined as related to investment or financing. The operating concept used in this statement is broader than that used in the Statement of income.

w) Share issue costs

In accordance with the instructions given in Circular 1370 of the Superintendency of Securities and Insurance and its later modification (Circular 1736), share issue and placement costs were shown in an account called "Share issue and placement costs", deducted from Reserves in Shareholders’ equity.

The following is a list of the consolidated subsidiaries:

		Ownership as of
		06/30/2006			06/30/2005
RUT	Company	Direct	Indirect	Total	Total
99,537,270-3	Inversiones Internacionales Terranova S.A.	60.0000	0.0000	60.0000	60.0000
81,507,700-8	Forestal Tornagaleones S.A.	94.9061	0.0000	94.9061	60.4538
79,959,070-0	Masisa Inversiones Limitada	0.0000	0.0000	0.0000	100.0000
79,616,940-0	Masisa Concepción Limitada	0.0000	0.0000	0.0000	100.0000
79,554,560-3	Inversiones Coronel Limitada	0.0000	0.0000	0.0000	100.0000
77,790,860-K	Masisa Partes y Piezas Limitada	99.8000	0.2000	100.0000	100.000
Foreign	Masisa Overseas Ltd.	100.0000	0.0000	100.0000	100.000
Foreign	Maderas y Sinteticos del Perú S.A.C.	99.0114	0.8897	99.9011	99.9011
Foreign	Masisa USA Inc	25.1200	44.9280	70.0480	70.0480
Foreign	Maderas y Sinteticos Servicios S.A. de C.V.	99.0000	1.0000	100.0000	100.0000
Foreign	Masisa Ecuador S.A.	99.9000	0.1000	100.0000	100.0000
Foreign	Masisa do Brasil Ltda.	98.3907	1.6093	100.0000	100.0000
Foreign	Maderas y Sinteticos Mexico S.A. de C.V.	99.9999	0.0001	100.0000	100.0000
Foreign	Terranova Panama S.A.	0.0000	60.0000	60.0000	60.0000
Foreign	Terranova de Venezuela S.A. y filial	0.0000	60.0000	60.0000	60.0000
Foreign	Corporacion Forestal Venezuela S.A.	0.0000	59.9700	59.9700	59.9700

		Ownership as of
		06/30/2006			06/30/2005
RUT	Company	Direct	Indirect	Total	Total
Foreign	Forestal Terranova Mexico S.A. de C.V.	0.0000	59.9940	59.9940	59.9940
Foreign	Cor.Forestal Guayamure C.A.	0.0000	51.0000	51.0000	51.0000
Foreign	Masisa Madeiras Ltda.	0.0000	59.9940	59.9940	59.9940
Foreign	Masisa Colombia S.A.	0.0000	59.9940	59.9940	59.9940
Foreign	Cor,Forestal Imataca C.A.	0.0000	60.0000	60.0000	60.0000
Foreign	Andinos C.A.	0.0000	60.0000	60.0000	60.0000
Foreign	Forestal Argentina S.A.	0.0000	93.6530	93.6530	30.2874
Foreign	Masisa Argentina S.A.	98.0000	2.0000	100.0000	100.0000
Foreign	Fibranova C.A.	0.0000	60.0000	60.0000	60.0000
Foreign	Masnova S.A.	0.0000	80.0000	80.0000	80.0000

NOTE 03 - CHANGES IN ACCOUNTING PRINCIPLES

During the period ended on June 30th, 2006, there have been no changes in the use of accounting principles, relevant changes in any accounting estimate or changes related to the reporting entity with regard to the previous year that may significantly affect the interpretation of these consolidated financial statements.

NOTE 04 – MARKETABLE SECURITIES

INSTRUMENTS	BOOK VALUE
	06/30/2006	06/30/2005
Shares	0	0
Bonds	0	0
Mutual fund fees	0	674
Investment fund fees	0	0
Public offering promissory note	0	0
Mortgage bills	0	0
Total Marketable Securities	0	674

NOTE 05 – SHORT AND LONG TERM ACCOUNTS RECEIVABLE

The detail of debtors for sales, detailed by the country of the corporation that has the account to be collected is:

	2006	2005
	MUS$	MUS$

- Chile	32,730	23,694
- Venezuela	10,748	10,852
- Brasil	23,107	19,875
- Argentina	5,262	4,170
- México	28,649	29,180
- Colombia	2,875	3,790
- United States	19,999	17,804
- Ecuador	2,332	1,543
- Perú	1,268	1,389

Total	126,970	112,297

	Short-term
	Less than 90 days		More than 90 and less than 1 year		Sub- Total	Short-term Total (net)		Long-term
	06/30/2006	06/30/2005	06/30/2006	06/30/2005		06/30/2006	06/30/2005	06/30/2006	06/30/2005
Account receivable	119,240	101,799	12,757	15,130	131,997	127,970	112,297	2,125	746
Uncorrectable receivables estimate	0	0	0	0	5,027	0	0	0	0
Notes receivable	10,973	6,886	1,222	3,973	12,195	11,232	10,097	880	1,186
Uncorrectable receivables estimate	0	0	0	0	963	0	0	0	0
Sundry debtors	20,612	26,893	3,095	8,280	23,707	23,410	34,767	1,832	3,323
Uncorrectable receivables estimate	0	0	0	0	297	0	0	0	0
Total Long Term receivable								4,837	5,255

NOTE 06 – BALANCES AND TRANSACTIONS WITH RELATED COMPANIES

Accounts receivable from related companies mainly correspond to funding granted to its subsidiaries for the development of their activities; they are expressed in United States dollars and in some cases they accrue an interest equivalent to an 180-day LIBOR rate plus market spread for this type of operations.

Payment conditions are subject to cash flows from the respective companies.

Commercial accounts receivable are subject to normal market conditions and terms.

a) Notes and Accounts Receivable

RUT	Company	short-term		long-term
		06/30/2006	06/30/2005	06/30/2006	06/30/2005
Foreign	OXINOVA C.A	7,360	5,056	0	0
Foreign	GRUPO NUEVA S.A	0	8	0	0
Foreign	PLYCEM CONSTRUSISTEMAS HONDURAS	427	0	0	0
Foreign	PLYCEM CONSTRUSISTEMAS COSTA RICA S.A.	647	1,052	0	0
Foreign	PLYCEM CONSTRUSISTEMAS EL SALVADOR	226	44	0	0
Foreign	PLYCEM CONSTRUSISTEMAS GUATEMALA S.A.	123	165	0	0
Foreign	PLYCEM CONSTRUSISTEMAS NICARAGUA	264	51	0	0
TOTAL		9,047	6,376	0	0

b) Notes and accounts payables from related companies:

RUT	Company	short-term		long-term
		06/30/2006	06/30/2005	06/30/2006	06/30/2005
Foreign	OXINOVA C.A	6,010	2,908	0	0
Foreign	TEK BOARD OVERSEAS, INC	490	0	0	0
Foreign	PLYCEM CONSTRUSISTEMAS HONDURAS	0	5	0	0
TOTAL		6,500	2,913	0	0

c) Related Party Transactions and balance:

Company	RUT	Relationship Nature	Description of Transaction	06/30/2006		06/30/2005
				Amount	Effect on Income, Charge (credit)	Amount	Effect on Income, Charge (credit)
OXINOVA C.A	Foreign	Merged	Buys of products	9,418	(9,418)	8,381	(8,381)
OXINOVA C.A	Foreign	Merged	Services rendered	36	36	36	36
PLYCEM CONSTRUSISTEMAS GUATEMALA S.A.	Foreign	Common Parent	Sales of products	269	54	434	65
PLYCEM CONSTRUSISTEMAS COSTA RICA S.A.	Foreign	Common Parent	Sales of products	863	216	1,633	245
PLYCEM CONSTRUSISTEMAS HONDURAS S.A.	Foreign	Common Parent	Sales of products	315	115	171	26
PLYCEM CONSTRUSISTEMAS NICARAGUA S.A.	Foreign	Common Parent	Sales of products	244	49	124	19
PLYCEM CONSTRUSISTEMAS EL SALVADOR S.A.	Foreign	Common Parent	Sales of products	286	43	120	18

NOTE 07 – INVENTORIES

Inventories as of June 30, 2006 and 2005 include the following:

	2006	2005
	THUS$	THUS$

Standing Timber	32,089	33,998
Finished and process products	123,689	130,171
Materials, spares, supplies & others	43,165	46,928

TOTAL	198,943	211,097

Inventories are shown net of allowance for ThUS$ 5,267 (ThUS$ 3,910 in 2005).

NOTE 08 – DEFERRED TAXES AND INCOME TAXES

a) Income tax

At June 30, 2006 the Company made no provision for income tax as it has total accumulated tax losses of ThUS$281,482 (ThUS$286,506 at June 30, 2005).

b) Deferred taxes

As required by Technical Bulletins 60, 68, 69 and 71 of the Chilean Institute of Accountants and Circular 1,466 of the Superintendency of Securities and Insurance, the Company showed deferred taxes arising from timing differences, tax losses and other events that create differences between the accounting and tax treatment of assets and liabilities, shown in the following table.

The table also shows the charges or credits to income for each year for deferred taxes and income tax.

c) As a result of the merger in 2003 and as the companies absorbed (Andinos S.A., Sociedad Forestal Millalemu S.A. and Forestal Terranova S.A.) recorded undistributed taxed earnings in previous years, a right was generated to recover proportionately the tax paid on those earnings, which are absorbed by the Company’s current accumulated tax losses. In addition, the Company in 2005 received dividends from the former Masisa S.A. which permitted an increase in the amount of Recoverable taxes.

On June 30, 2006, the balance of the tax credits mentioned above is THUS$ 12,758.

The result of income tax, generated by each country, is as follows:

Country	2006	2005
	THUS$	THUS$
Chile	(3,213)	4,952
Argentina	(3,986)	(2,987)
Brasil (1)	(5,762)	(8,543)
Mexico	(501)	(340)
USA	(572)	(288)
Ecuador	(169)	(132)
Perú	(417)	(336)
Colombia	(415)	(718)
Venezuela	43	(479)

Total	(14,992)	(8,871)

The income tax in the Brazilian companies is strongly influenced by the variation between the Real currency and the US dollar, which generates exchange difference in the local accounting, when reevaluating the liabilities in US dollars (nearly THUS$ 150,000).

Deferred Taxes.

	06/30/2006				06/30/2005

	Assets deferred		Liabilities		Assets deferred		Liabilities
	taxes		deferred		taxes		deferred
			taxes				taxes

	Short		Short		Short		Short
	Term	Long Term	Term	Long Term	Term	Long Term	Term	Long Term

Temporary Differences

Provision for uncollectible accounts	770	683	0	0	1,292	431	0	0

Anticipated income	0	0	0	0	0	0	0	0

Vacation provisions	583	0	0	0	458	0	0	0

Amortization of intangible assets	0	0	0	0	0	0	0	0

Leasing assets	0	0	0	0	0	0	0	0

Manufacturing expenses	0	0	1,115	0	0	0	1,126	0

Fixed assets depreciation	0	0	0	33,987	0	0	0	31,203

Severance payment	0	0	0	0	0	0	0	8

Others events	1,174	1,409	0	323	1,919	1,177	0	0

Expenses paid in advance	0	0	120	227	0	0	0	513

Fixed assets provision	0	2,340	0	0	0	1,382	0	0

	06/30/2006				06/30/2005

	Assets deferred		Liabilities		Assets deferred		Liabilities
	taxes		deferred		taxes		deferred
			taxes				taxes

	Short		Short		Short		Short
	Term	Long Term	Term	Long Term	Term	Long Term	Term	Long Term

Obsolescence provision	282	76	0	0	436	0	0	0

Other provisions	0	0	0	15,173	0	0	0	9,574

Forestry Reserve	0	0	0	37,445	0	0	0	38,659

Tax losses	2,018	123,334	0	0	886	104,811	0	0

Cost of activated funding	0	0	0	2,245	0	0	603	2,067

Non realized profits provision	0	236	604	0	65	323	0	0

Activated expenses, plantations	0	0	61	21,373	0	0	652	18,594

Others

Balance for Complementary assets amortization	35	1,469	0	17,502	0	1,335	0	18,702

Valuation provisions	0	79,937			0	66,151

Total	4,792	46,672	1,900	93,271	5,056	40,638	2,381	81,916

Income Taxes:

Items	06/30/2006	06/30/2005
Regular tax expense (tax provision)	(6,450)	(5,966)
Tax expenses adjustment (previous period)	(224)	0
Effect for assets and liabilities for deferred taxes of the period	(6,127)	(5,797)
Tax credit due to tax loss	(1,828)	(378)
Effect for amortization of deferred assets and liabilities complementary accounts	(710)	(511)
Effect on assets and liabilities of deferred taxes for the changes in the valuating provisions	0	4,362
Other charges and credits in the account	347	(581)
Total	(14,992)	(8,871)

NOTE 09 – OTHER CURRENT ASSETS

Other current assets were as follows:

Items:	2006	2005
	THUS$	THUS$
Derivative operations (*)	-	185
Agreements with sell back agreements	-	1,370
Shares issued by the Company (**)	-	4,581
Roads being amortized	133	-
Others	281	156
Total	414	6,292

(*) Relates to the unrealized short-term loss arising from interest rate swaps which have been defined by the Company as hedging instruments.

(**)Relates to the balance of own-issued shares bought from shareholders who exercised their right to withdraw at the time of the merger between the former Masisa S.A. and the former Terranova S.A..

NOTE 10 - FIXED ASSETS

Goods related to fixed assets are valued as described in note 2 and are summarized as follows:

		2006			2005

	Book value	Cumulative Depreciation	Net Fixed Assets	Book value	Cumulative Depreciation	Net Fixed Assets

Fixed assets	THUS$	THUS$	THUS$	THUS$	THUS$	THUS$

Lands	132,755	-	132,755	124,684	-	124,684

Building and
infrastructure	211,084	(67,746)	143,338	208,783	(59,615)	149,168

Machinery and
equipment	838,309	(283,284)	555,025	835,149	(252,119)	583,030

Other fixed assets	677,942	(43,998)	633,944	596,868	(40,270)	556,598

-Plantations	566,653	-	566,653	517,313	-	517,313

-Other fixed assets	111,289	(43,998)	67,291	79,555	(40,270)	39,285

Negative Goodwill
Technical
Reappraisal:	7,390	(4,292)	3,098	7,390	(4,263)	3,127

- Land	2,672	-	2,672	2,672	-	2,672

- Building and
infrastructure	4,718	(4,292)	426	4,718	(4,263)	455

Total	1,867,480	(399,320)	1,468,160	1,772,874	(356,267)	1,416,607

	2006	2005
Depreciation for the year	THUS$	THUS$
Effect on Income Operation	22,928	22,391

Administrative
Expenses	1,868	1,975
Non-operating	612	427

Activated
Negative Goodwill Plantations	66	109
Total	25,474	24,902

The company has made a provision to adjust the book value of one of its particle board lines due to the fact that the operational projections show that the flows this line would generate in the future will not cover the respective depreciation costs. This provision is presented net from the assets that originated it.

Plantations:

In the case of plantations, the book value includes forest appraisals conducted by forestry engineers. This value is distributed among plantations under fixed assets and forests in exploitation classified as inventories.

The Company and its subsidiaries in its forestry line of business, have recognized as of closing of their business periods a greater value of their forests and plantations, which is included in the forest plantation with payoff in the forest reserve presented under the Net Assets and has been determined though a comparison of the valorization described in Note 2.

Greater value of fixed assets due to real financial costs regarding plantations’ financing according to what is indicated in note 2 reached the amount of THUS$3,985 as of June 30th, 2006,(THUS$2,744 in 2005) in addition, there was a activation by currency exchange difference of THUS$883 (THUS$460 in 2005).

Forestry subsidies:

The forestry subsidies received by Masisa S.A. are credited to the forestry subsidies account which is shown deducted from Plantations, and amounts to ThUS$3,767 at June 30, 2006 (ThUS$5,303 at June 30, 2005).

Temporarily inactive fixed assets:

As of June 30, 2006 and 2005, the company has temporarily inactive goods in some of its plants. For these assets the company maintains a provision, depreciation is shown under other non-operating expenses.

NOTE 11 - INVESTMENTS IN RELATED COMPANIES

In order to establish the book value of investments, unrealized profits from operations with related companies have been eliminated.

In 2003, the Company included in its investments, liabilities in UF’s equivalent to UF1,108,969, according to what is established in Technical Bulletin No. 64 of the Chilean Institute of Accountants, resulting in an accumulated restatement as of June 30, 2006 of THUS$10,974 (THUS$7,156 in 2005).

Investment sales

- Dated June 10th, 2005, the subsidiary Masisa Inversiones Ltda, sells, gives, and transfers to Puerto’s del Pacific S.A. the totality of shares that it held in Inversiones Industrials S.A. for an amount of US$10,000.

- Dated June 10th, 2005, the subsidiary Inversiones Coronel Ltda, sells, gives, and transfers to Puerto’s del Pacific S.A. the totality of shares that it held in the company Forestal Calle Calle S.A. for the amount of US$1.

These companies discontinued its proportional value method due to the fact that their net worth were negative and, by which, their results were recognized until they covered the investment. Therefore, the value of this sale was entirely recorded in the result.

NOTE 11 - INVESTMENTS IN RELATED COMPANIES

	Company	Country	Investment Control Currency	Number of shares	Participation %		Shareholder's Equity
					06/30/2006	06/30/2005	06/30/2006	06/30/2005
Foreign	Oxinova S.A.	Venezuela	Dollar	1,963,564	49,00000	49,00000	8,998	7,824
99511350-3	Inversiones Calle Calle S,A	Chile	Pesos	100,000	50,00000	50,00000	-	(3,109)
TOTALS

	Company	Country	Net Income for the period		Shareholder's Equity fair value		Net Income fair value
			06/30/2006	06/30/2005	06/30/2006	06/30/2005	06/30/2006	06/30/2005
Foreign	Oxinova S.A.	Venezuela	713	1,033	0	0	0	0
99511350-3	Inversiones Calle Calle S,A	Chile	0	0	0	0	0	0

	Company	Country	Earned Net Income		VP/VPP		Unrealized Results		Book value of investment
			06/30/2006	06/30/2005	06/30/2006	06/30/2005	06/30/2006	06/30/2005	06/30/2006	06/30/2005
Foreign	Oxinova S.A.	Venezuela	349	494	4,409	3,834	0	0	4,409	3,834
99511350-3	Inversiones Calle Calle S,A	Chile	0	0	0	0	0	0	0	0
Total					4,409	3,834	0	0	4,409	3,834

NOTE 12 – GOODWILL AND NEGATIVE GOODWILL

Goodwill

The purchase of the subsidiary Masisa Cabrero S.A., formerly Fibranova S.A., by the former Masisa S.A., generated goodwill for the Company which it is expected to amortize over 20 years in view of the expected returns from that subsidiary.

Negative goodwill

The purchase of 43,16% of the former Masisa S.A. by Forestal Terranova S.A. (company merged with the former Terranova S.A.) in July 2002 and of 0,544% in June 2003, generated a negative goodwill for the Company which it is intended to amortize over 15 years, taking into account that the assets of that company are mainly industrial and have an average useful life similar to that period.

The purchase by Forestal Terranova S.A. (company merged with the former Terranova S.A.) in October 2003 of 40,00% of Terranova S.A. generated negative goodwill which it is intended to amortize over 20 years.

The participation of the former Masisa S.A. in the capital increase of June 27, 2002 of Forestal Tornagaleones S.A., generated negative goodwill which it is intended to amortize over 20 years.

On November 15, 2005, Masisa S.A. bought 9,987,400 shares, equivalent to 34,35% of Forestal Tornagaleones S.A., generating negative goodwill that it is being amortized over the remaining period of the original term.

In January 2006 Forestal Tornagaleones S.A. purchased 22,406,455 shares, equivalent to 48,6% of Forestal Argentina, generating a Negative goodwill that it is being amortized in 20 years.

Goodwill

RUT	Company	06/30/2006		06/30/2005
		Amortization Amount for the Period	Goodwill Balance	Amortization Amount for the Period	Goodwill Balance
96623490-3	MASISA CABRERO S.A.	42	1,207	43	1,292
foreign	MASISA USA, INC	0	0	353	353
TOTAL		42	1,207	396	1,645

Negative Goodwill

RUT	Company	06/30/2006		06/30/2005
		Amortization Amount for the Period	Negative Goodwill	Amortization Amount for the Period	Negative Goodwill
81507700-8	FORESTAL TORNAGALEONES S.A.	427	13,049	50	1,704
92257000-0	MASISA S.A. (ANTIGUA)	1,383	30,684	1,382	33,450
96802690-9	TERRANOVA S.A.	168	5,871	168	6,206
foreign	CORPORACIÓN FORESTAL GUAYAMURE C,A,	62	1,813	62	1,936
foreign	FORESTAL ARGENTINA	233	9,091	0	0
TOTAL		2,273	60,508	1,662	43,296

NOTE 13 - OTHER (ASSETS)

As of June 30th, 2006 and 2005, respectively, the following are the balances of Other Assets:

	2006	2005
	THUS$	THUS$
Market value of swaps	1,897	6,104
Goodwill and expenses for placing bonds (1)	5,832	7,364
Bond issue & placement costs (1)	6,189	2,613
Unrealized losses due to coverage	-	107
Assets held for sale	540	1,163
Loan commissions and taxes to be refunded	430	541
Fixing of Placacentro	-	454
Exploitation rights (2)	10,536	10,993
Legal deposits	584	588
Others	761	398
Total	26,769	30,325

(1) Net of Amortization

(2) In May 1997, subsidiary Terranova de Venezuela S.A. pre-paid the lease of a CVG-Proforca sawmill amounting to US$10 millions to enter the forestry business in Venezuela. Since the lease of the above sawmill was critical for negotiating purchase agreements for 59,000 hectares of Caribbean wood plantations and thus enter the forestry business in Venezuela, the Company’s Management classified the pre-paid lease as a forest exploitation right, since it considered it as part of the exploitation rights. The items described will be amortized based on the cubic meters (m3) obtained from the forest product that will be produced by the Terranova de Venezuela S.A.’s forest over a period of 20 years (starting from 1997), estimated in 13,168,000 m3.

Coforven S.A. exploitation rights:

In fiscal year ended December 31, 2000, Terranova de Venezuela S.A. acquired from its subsidiary Coforven S.A., exploitation rights for 236,000 m3/year of wood and a sawmill for THUS$ 3,324. Exploitation rights will be amortized based on the volume of m3 of forest products that will be produced by the forest for supplying the plants. Goodwill balance from the investment in Coforven recorded in the accounting books amounted to THUS$987 as of the sale date, which was included as part of the cost of exploitation rights, since Terranova de Venezuela S.A. is acquiring a significant share of Coforven S.A.’s productive assets. The asset value and exploitation rights were sold at reasonable market values and unrealized results were eliminated.

NOTE 14 – BANK AND FINANCIAL INSTITUTIONS SHORT-TERM OBLIGATIONS

RUT	Bank or financial institution	US Dollar		Other foreign currency		UF		ThCh$ no adjustment		Total
		06/30/2006	06/30/2005	06/30/2006	06/30/2005	06/30/2006	06/30/2005	06/30/2006	06/30/2005	06/30/2006	06/30/2005
	Short Term
97041000-7	BANKBOSTON N.A.	0	17,075	0	0	0	0	0	0	0	17,075
97023000-9	BANCO CORPBANCA	0	9,047	0	0	0	0	0	0	0	9,047
97919000-K	BANCO ABN AMRO BANK	0	8,034	0	0	0	0	0	0	0	8,034
97042000-2	HSBC BANK CHILE	0	6,549	0	0	0	0	0	0	0	6,549
97030000-7	BANCO DEL ESTADO DE CHILE	0	6,546	0	0	0	0	0	0	0	6,546
97004000-5	BANCO DE CHILE	0	5,022	0	0	0	0	0	0	0	5,022
97051000-1	BANCO DEL DESARROLLO	0	3,956	0	0	0	0	0	0	0	3,956
97008000-7	CITIBANK N.A.	0	3,305	0	0	0	0	0	0	0	3,305
97919000-K	ABN AMRO BANK	0	0	615	9,283	0	0	0	0	615	9,283
Foreign	WESTDEUTSCHE LANDESBANK	0	10,317	0	0	0	0	0	0	0	10,317
Foreign	BANCO BBVA	0	3,039	0	0	0	0	0	0	0	3,039
Foreign	HSBC BANK BRASIL S/A	0	72	0	0	0	0	0	0	0	72
Foreign	BANCO MERCANTIL	0	0	27,418	14,152	0	0	0	0	27,418	14,152
Foreign	CORPBANCA VENEZUELA	0	0	0	4,993	0	0	0	0	0	4,993
Foreign	BANCO PROVINCIAL	0	0	8,214	0	0	0	0	0	8,214	0
Foreign	BANCO DE VENEZUELA	0	0	27,717	0	0	0	0	0	27,717	0
Foreign	CITIBANK VENEZUELA	3,706	0	5,756	0	0	0	0	0	9,462	0
	Others	0	0	0	0	0	0	0	0	0	0
	Total	3,706	72,962	69,720	28,428					73,426	101,390
	Principal owed	3,702	72,272	68,662	27,979					72,364	100,251
--------	Rate	8.05%	4.04%	9.87%	15.92%

RUT	Bank or financial institution	US Dollar		Other foreign currency		UF		ThCh$ no adjustment		Total
		06/30/2006	06/30/2005	06/30/2006	06/30/2005	06/30/2006	06/30/2005	06/30/2006	06/30/2005	06/30/2006	06/30/2005
	Long Term
97006000-6	BANCO DE CREDITO E INVERSIONES	6,909	4,004	0	0	0	2,661	0	0	6,909	6,665
97030000-7	BANCO DEL ESTADO DE CHILE	6,728	4,300	0	0	0	0	0	0	6,728	4,300
97053000-2	BANCO SECURITY	1,893	1,184	0	0	0	0	0	0	1,893	1,184
97023000-9	BANCO CORPBANCA	13,035	6,302	0	0	0	0	0	0	13,035	6,302
97039000-6	BANCO SANTANDER	4,367	5,107	0	0	0	0	0	0	4,367	5,107
96658480-7	RABOINVESTMENTS CHILE S.A.	0	5,384	0	0	0	0	0	0	0	5,384
Foreign	WESTDEUTSCHE LANDESBANK	3,033	2,955	0	0	0	0	0	0	3,033	2,955
Foreign	SECURITY BANK	0	953							0	953
Foreign	DRESDNER BANK	0	2,104	0	0	0	0	0	0	0	2,104
Foreign	CITIBANK N.A.	74	30	0	0	0	0	0	0	74	30
Foreign	COMERICA BANK	0	4,363	0	0	0	0	0	0	0	4,363
Foreign	BANCO CHILE NEW YORK	0	4,415	0	0	0	0	0	0	0	4,415
Foreign	THE BANK OF NOVA SCOTIA	74	7,966	0	0	0	0	0	0	74	7,966
Foreign	RABOBANK NEDERLAND	4,769	2,564	0	0	0	0	0	0	4,769	2,564
Foreign	KREDITANSTALT FUR WIEDERAUFBAU	7,445	13,440	0	0	0	0	0	0	7,445	13,440
Foreign	BANCO BBVA	2,257	1,518							2,257	1,518
Foreign	BANCO ITAU BBA	1,006	3,000	0	0	0	0	0	0	1,006	3,000
Foreign	HSBC BANK	0	1,000	0	0	0	0	0	0	0	1,000
Foreign	ABN AMOR BANK		0							0	0

Others	0	0	0	0	0	0	0	0	0	0
TOTALS	51,622	70,589	0	0	0	2,661	0	0	51,622	73,250
Liability Amount	50,122	68,380	0	0	0	2,574	0	0	50,122	70,954
Rate	8.05%	4.72%				6.70%

Total amount of liabilities in foreign currency(%):	44.8900
Total amount of liabilities in local currency(%):	55.1100

NOTE 15 – BANK AND FINANCIAL INSTITUTIONS LONG-TERM

RUT	Bank o financial institution	Currency	More 1 year Up to 2 year	More 2 year up to 3 year	More 3 year Up to 5 year	More 5 year Up to 10 year	Date close actual period		Date close past period
							Total Long Term to close The financial Statements	Rate	Total Long Term to close The financial Statements

97006000-6	BANCO DE CREDITO E INVERSIONES	Dollars	5,278	4,028	2,778	0	12,084	6.62	17,361
		UF	0	0	0	0	0		1,287
96658480-7	RABOINVESTMENTS CHILE S.A.	Dollars	0	0	0	0	0		7,750
97030000-7	BANCO DEL ESTADO DE CHILE	Dollars	4,232	2,115	0	0	6,347	6.09	10,581
97039000-6	BANCO SANTANDER SANTIAGO	Dollars	2,924	1,462	0	0	4,386	6.18	12,376
97023000-9	BANCO CORPBANCA	Dollars	8,011	4,005	0	0	12,016	6.26	14,959
97053000-2	BANCO SECURITY	Dollars	1,167	583	0	0	1,750	6.32	2,917
Foreign	DRESDNER BANK LANTEIAMERICA	Dollars	0	0	0	0	0		2,000
Foreign	SECURITY BANK	Dollars	0	0	0	0	0		467
Foreign	COMERICA BANK	Dollars	0	0	0	0	0		4,286
Foreign	BANCO CHILE NEW YORK	Dollars	0	0	0	0	0		6,400
Foreign	THE BANK OF NOVA SCOTIA	Dollars	0	2,475	16,121	6,154	24,750	5.66	17,500
Foreign	CITIBANK N.A.	Dollars	0	2,475	16,121	6,154	24,750	5.66	106
Foreign	RABOBANK NEDERLAND	Dollars	4,700	6,925	23,671	13,494	48,790	6.14	10,000
Foreign	KREDITANSTALT FUR WIEDERAUFBAU	Dollars	7,130	7,130	8,795	0	23,055	6.59	33,183
Foreign	WESTDEUTSCHE LANDESBANK	Dollars	2,911	5,386	16,706	6,158	31,161	7.57	9,318
Foreign	BANCO BBVA	Dollars	1,444	720	0	0	2,164	6.09	3,611
Foreign	BANCO ITAU BBA	Dollars	0	0	0	0	0		2,000
Foreign	ABN AMRO BANK	Dollars	0	1,100	7,165	2,735	11,000	5.66	0
Total			37,797	38,404	91,357	34,695	202,253		156,102

2006
%
Total amount of liabilities in foreign currency:	0.0000
Total amount of liabilities in local currency:	100.0000

The loans granted by Masisa Inversiones Limitada (Company absorbed my Masisa S.A. in June 2006) to the subsidiary Masisa do Brasil Limitada through Banco Itaú BBA S.A., that rise to the amount of US$104,523,218,88, as shown in “Notes” issued by Banco Itaú BBA S.A., of which are holders Masisa Inversiones Limitada and that are record. besides. and in “Cédulas de Crédito Bancário - Res.2770” which beneficiary is Banco Itaú BBA S.A., are presented reducing the corresponding debts for the same amount that the subsidiary Masisa do Brasil Limitada maintains with Banco Itaú BBA S.A., in consideration that the documents in which this operations are established allowed to settle them with only the notification to the bank with the anticipation established in the respective documents.

Additionally and as consequence of the previously mentioned, the interests generated by the “Notes” and “Cédulas de Crédito Bancário – Res.2770” are presented net in the statement of income.

NOTE 16 – SHORT AND LONG TERM OBLIGATIONS WITH THE PUBLIC (PROMISSORY NOTES AND BONDS)

The bond obligations are:

Series C1 bonds

- Relate to 1,000 certificates of US$10,000 and Series C2 bonds of 200 certificates of US$100,000, Repayment of principal is due on June 15, 2008. They accrue compound interest in arrears at 5,00% annually, calculated on the basis of equal semi-annual 180-day periods starting on December 15, 2003.

Series A bonds

- Consist of 5,000 certificates of UF500 each for a 7-year term and a two-year grace period for the repayment of principal. They accrue compound interest in arrears at 5,00% annually, calculated on the basis of equal semi-annual 180-day periods starting on December 15, 2003, with payments due on June 15 and December 15 each year. Repayments of principal are due in ten semi-annual payments starting on June 15, 2006.

Series B bonds

- Consist of 1,404 certificates of UF500 each for a 21-year term and a seven-year grace period for the repayment of principal. They accrue compound interest in arrears at 6,25% annually, calculated on the basis of equal semi-annual 180-day periods starting on December 15, 2003, with payments due on June 15 and December 15 each year. Repayments of principal are due in twenty-eight semi-annual payments starting on June 15, 2011.

On January 12, 2006, the company issued two new lines of bonds which are inscribed in the Securities Register of the Superintendency of Securities and Insurance with the numbers 439 and 440, on November 14 and 15, 2005 respectively, detailed as follows:

Series E bonds

- UF 2,750,000 was placed against the line No,439, with a 21-year term and 1 year’s grace and an interest rate of 4,79%.

Series D bonds

- UF 2,000,000 was placed against the line No.440, with a 7-year term and 2 year’s grace and an interest rate of 4,59%.

- The Series A and D bonds are partially covered against the dollar exchange rate exposure against the Unidad de Fomento by swap contracts with Citibank N,A,. Agency in Chile, Morgan Stanley Capital Services Inc, and Banco Santander Santiago (see Note 25) and have therefore been valued as required by paragraph 11 of Technical Bulletin 57 of the Chilean Institute of Accountants.

The subsidiary Masisa Overseas has outstanding bonds for THUS$27,000 plus interests, they were acquired by Insurance and Fund Companies in the United States. The amortization is THUS$9,000 per year, and the payment day is May 15, of each year, ending the year 2008. The interest rate is paid semi annually, in May and November.

Registration Number or Instrument Identification	Series	Nominal amount Valid placement	Currency of bond adjustment	Interest rate	Final maturity	Periodicity		Par Value		Place of the transaction Chile or Foreign
						Interest Payment	Amortization Payment
Short term Portion of Long Term Bond
336	A	4,000	U,F,	5.00	15/06/2009	6 Months	2005	0	30,249	Local

336	B	1,000	U,F,	6.00	15/06/2024	6 Months	2009	0	74	Local

336	C	30,000	USD	5.00	15/06/2008	6 Months	2008	62	66	Local

356	A	2,500	U,F,	5.00	15/12/2010	6 Months	2006	16,980	7,706	Local

355	B	702	U,F,	6.25	15/12/2024	6 Months	2011	61	54	Local

440	D	1,000	U,F,	4.25	15/10/2012	6 Months	2008	590	0	Local

439	E	1,000	U,F,	4.75	15/10/2026	6 Months	2007	3,218	0	Local

PRIVATE PLACEMENT	B	9,000	USD	8.06	15/08/2008	6 Months	2005	9,185	9,284	Foreign
Total Short Term Portion								30,096	47,433
--------
Long Term Bond
336	A	4,000	U,F,	5.00	15/06/2009	6 Months	2005	0	90,554	Local

336	B	1,000	U,F,	6.00	15/06/2024	6 Months	2009	0	30,206	Local

336	C	30,000	USD	5.00	15/06/2008	6 Months	2008	30,000	30,000	Local

356	A	2,500	U,F,	5.00	15/12/2010	6 Months	2006	58,020	67,275	Local

355	B	702	U,F,	6.25	15/12/2024	6 Months	2011	23,621	21,205	Local

440	D	1,000	U,F,	4.25	15/10/2012	6 Months	2008	66,688	0	Local

439	E	1,000	U,F,	4.75	15/10/2026	6 Months	2007	90,316	0	Local

PRIVATE PLACEMENT	B	27,000	USD	8.06	15/05/2008	6 Months	2005	9,000	18,000	Foreign

Total Long Term	277,645	257,240

NOTE 17- PROVISIONS AND WRITE-OFFS

Short-term Provisions	2006	2005
	THUS$	THUS$
Related to the Personnel:
Vacations	4,918	3,932
Gratification	1,174	340
Other benefits	3,007	1,319

Other Provisions:
Consultancy and services	1,791	1,601
Major repairs and plant shutdowns	657	1,330
Imports and exports expenses	848	480
Commissions	2,431	1,617
Goods and services receivable	1,268	1,576
Contingent liabilities	822	521
Other Taxes	4,830	2,369
Other Provisions	1,302	1,830
Total	23,048	16,915

Long-term Provisions	2006	2005
	THUS$	THUS$
Judicial deposit provision	425	621
Proforca provision	1,000	-
Severance Payment Provision	-	19
Total	1,425	640

Provisions presented net from assets	2006	2005
	THUS$	THUS$
Provisions presented net from assets that
originate them:
Provision for doubtful accounts	6,287	5,800
Provision for inventory	5,267	3,910
Provision for fix assets	12,547	14,165
Total	24,101	23,875

NOTE 18– SEVERANCE PAYMENT

Severance payments are as follows:

	2006	2005
	THUS$	THUS$
Balances as of January 1st	21	13
Provision for the period	-	6
Payments for the period	(21)	-
Balances as of June 30 th	-	19

Charges to income for the year amounted to THUS$0 (THUS$6 in 2005).

NOTE 19– OTHER LONG TERM LIABILITIES

Balance as of June 30th is set forth in detail (THUS$):

	Expire			Values
	2008	2009	2010	2006	2005
ICMS Tax payable on long term	2,320	5,881	5,126	13,327	15,002
Unrealized profit cover operations of existing entries	4,018	-	-	4,018	2,161
Swap Currency market value	1,214	-	-	1,214	1,405
Swap rate i market value interest	9	-	-	9	636
Total	7,561	5,881	5,126	18,568	19,204

NOTE 20– MINORITY INTEREST

The breakdown of the minority interest recorded by the Company, both in liabilities and net income is as follows:

	Liabilities		Net income for the period
	2006 THUS$	2005 THUS$	2006 THUS$	2005 THUS$
Forestal Tornagaleones S.A.	6,494	44,319	(37)	(463)
Forestal Argentina S.A.	945	31,580	(12)	(556)
Maderas y Sintéticos de Perú S.A.C.	2	2	-	(1)
Corporación Forestal Guayamure C.A.	1,940	1,962	86	20
Inversiones Internacionales	10,032	21,155	5,680	2,367
Terranova S.A.
Masisa Madeiras Ltda.	6	-	-	-
Total	19,419	99,018	5,717	1,367

NOTE 21 - SHAREHOLDERS' EQUITY VARIATIONS

a) Paid capital

The subscribed and paid capital at June 30, 2006 amounts to US$812,879,756, divided into 5,667,750,881 shares of no nominal value.

Extraordinary shareholders’ meetings of the former Masisa S.A. and the former Terranova S.A. held on April 12 and 13, 2005 respectively approved the merger by absorption of the former Masisa S.A. into the former Terranova S.A.

The extraordinary shareholders’ meeting of the former Terranova S.A. approved modifications to its bylaws, the principal ones being:

- To change the company’s name to Masisa S.A.

- To expand the corporate objects to include those of the former Masisa S.A.

- To increase the capital of the company from ThUS$583,739, divided into 3,918,427,856 shares of no par value, of the one and same series and without any privileges, to ThUS$696,481, divided into 5,049,060,017 shares of no par value, of the one and same series and without any privileges, through the issue of 1,130,632,161 new shares of no par value, of the one and same series and without any privileges, to be issued fully to shareholders of the former Masisa S.A. in the appropriate proportion according to the agreed share exchange.

The extraordinary shareholders’ meeting held on August 29, 2005 resolved to increase the Company’s capital by US$ 150,000,000 through the issue, subscription and payment of 650,000,000 shares of no par value, of the one and same series and with no privileges, As of June 30, 2006, 622,503,068 shares have been subscribed and paid, amounting US$117,364,938.

b) Distribution of earnings

The dividend policy established by Masisa S.A. is to distribute annually to shareholders a sum, to be defined at the ordinary shareholders’ meeting, of no less than 30% and no more than 50% of the consolidated net income for each year, without the payment of interim dividends.

The following shows the dividends per share that the shareholders’ meeting agreed to during 2006 and 2005, shown in dollars as of the date of payment:

In 2006:

Dividend	Month	Dividend	No. of third
	paid	per share	party shares
		US$

Obligatory Year 2005 No,11	May-2006	0.001216508	5,667,750,881
Additional Year 2005 No,11	May-2006	0.000811005	5,667,750,881

In 2005 paid by:

Former Masisa S.A.:

Dividend	Month	Dividend	No. of third
	paid	per share	party shares

		US$

Eventual Year 2004 No.36	May-2005	0.026894326	441,653,188
Additional Year 2004 No.35	May-2005	0.031263070	441,653,188
Final Year 2004 No.34	Apr-2005	0.013398459	441,653,188

Former Terranova S.A.:

Dividend	Month	Dividend	Number of
	paid	per share	third party
		US$	shares

Additional Year 2004 No.10	Apr-2005	0.001141276	3,918,427,856
Final Year 2004 No.10	Apr-2005	0.004092497	3,918,427,856

c) Other reserves comprise the following:

Forest Reserve:

The forest reserve amounts to ThUS$170,926 (ThUS$145,982 in 2005), corresponding to the difference between the plantations’ appraisal value and their respective historic cost which includes the real cost of financing, This reserve is booked net of deferred tax in accordance with Technical Bulletins 60 and 69 of the Chilean Institute of Accountants.

Other Reserves:

Other reserves arose from the conversion to US dollars of the equity of some subsidiary and associate companies that maintained or maintain their accounts in Chilean pesos, amounting to ThUS$16,128 (ThUS$13,297 in 2005), for the constitution of a legal reserve in foreign subsidiaries of ThUS$100 (ThUS$100 in 2005) and, shown deducted from Shareholders’ equity, the costs of the issue and placement of shares related to the last capital increase US$ 4,465 (nil in 2005)

d) Own-issued shares

The following was taken into account in quantifying the number of shares in the table 21 "Acquisition and holding of own shares":

For rights to withdraw: the 2,121,766 shares of the former Masisa S.A. bought from shareholders who exercised their right to withdraw was multiplied by the exchange factor of 2,56, resulting in the sum of 5,431,721 shares.

e)Previous Net Income for the period adjustment

THE Company detected an inventory missing which affects the amount of the Packaging Materials account which happened as a result of parametrizing error in the tariffs used to value this materials consumption in the Company´s costs system, This error which, has its origin, mainly, in the 2005 exercise, was registered against accumulated results in the company´s shareholder´s equity for an amount of ThUS$1,935,-

	31/03/2005
	Paid-in capital	Reserve for Capital Revaluation	Overpricin g on sales of shares	Other Reserves	Reserve for future dividends	Accumulate d income	Interim Dividends	Deficit during development period	Period Income
Initial Balance	769,834	-	-	188,477	51,424	60,129	-	-	26,369
Previous period income distribution	-	-	-	-	-	26,369	-	-	(26,369)
Definitive dividend of previous period	-	-	-	-	-	-	-	-	-
Capital Increase with shares 44,012 issue		-	-	-	-	-	-	-	-
Capitalization of reserves and/or profits	-	-	-	-	-	-	-	-	-
Deficit accumulated during development period	-	-	-	-	-	-	-	-	-
Dividends Payment	-	-	-	-	-	11,491	-	-	-
Capital effects due to merger	-	-	-	-	-	-	-	-	-
Conversion adjustment Reserve	-	-	-	(900)	-	-	-	-	-
Forestry reserve	-	-	-	(4,036)	-	-	-	-	-
Emission and Placement Costs				(852)
Previous Net income period adjustments	-	-	-	-	-	(1,935)	-	-	-
Decrease of Equity due to end of legal period	(966)
Equity capital revaluation	-	-	-	-	-	-	-	-	-
Net income for the period	-	-	-	-	-	-	-	-	5,249
Interim dividends	-	-	-	-	-	-	-	-	-
Final Balance	812,880	-	-	182,689	51,424	73,072	-	-	5,249
Current Balance

	31/03/2005
	Paid-in capital	Reserve for Capital Revaluation	Overpricin g on sales of shares	Other Reserves	Reserve for future dividends	Accumulate d income	Interim Dividends	Deficit during development period	Period Income
Initial Balance	583,739	-	-	122,643	-	14,979	-	-	56,778
Previous period income distribution	-	-	-	-	26,425	30,353	-	-	(56,778)
Definitive dividend of previous period	-	-	-	-	-	-	-	-	-
Capital Increase with shares - issue		-	-	-	-	-	-	-	-
Capitalization of reserves and/or profits	-	-	-	-	-	-	-	-	-
Deficit accumulated during development period	-	-	-	-	-	-	-	-	-
Dividends Payment	-	-	-	-	(38,304)	(13,807)	-	-	-
Capital effects due to merger	112,742	-	-	33,403	63,303	28,603	-	-	-
Conversion adjustment Reserve	-	-	-	(529)	-	-	-	-	-
Forestry reserve	-	-	-	3,862	-	-	-	-	-
Emission and Placement Costs	-	-	-	-	-	-	-	-	-
Previous Net income period adjustments	-	-	-	-	-	-	-	-	-
Decrease of Equity due to end of legal period	-	-	-	-	-	-	-	-	-
Equity capital revaluation	-	-	-	-	-	-	-	-	-
Net income for the period	-	-	-	-	-	-	-	-	21,550
Interim dividends	-	-	-	-	-	-	-	-	-
Final Balance	696,481	-	-	159,379	51,424	60,128	-	-	21,550
Current Balance	696,481	-	-	159,379	51,424	60,128			21,550

a) Numbers of shares

Series	Numbers shares	Numbers paid	Outstanding shares
	subscribed	shares

Unique	5,667,750,881	5,667,750,881	5,667,750,881

b) Capital (Amount THUS$)

Series	Subscribed Capital	Paid Capital

Unique	812,880	812,880

c) Acquisition and ownership of company shares

Share repurchase reason	Share repurchase	Share repurchase

	date	N° of Shares	Series	Amount

Merger	07-01-2003	87,871,054	Unique	16,828

Withdrawal right	12-26-2003	13,538,394	Unique	1,550

Withdrawal right old Terranova S.A.	05-27-2005	12,647,263	Unique	3,202

Withdrawal right old Masisa S.A.	05-27-2005	5,431,721	Unique	1,379

d) Disposals or reductions in own share portfolio

	Date	Portfolio Decrease
		Number of shares	Amount THUS$
Capital decrease	10-31-04	87,871,054	16,828
Capital decrease	12-26-04	13,538,394	1,550
Preemptive right	12-12-05	10,806,939	2,738
Preemptive right	01-06-06	3,459,841	877
Capital decrease	05-27-06	3,812,204	966

NOTE 22 – OTHER NON OPERATING INCOME AND EXPENSES

Other income and non-operating income as of June 30th, 2006 and 2005 is as follows:

Other non-operating income	2006	2005
	THUS$	THUS$

Lease of plants, offices and others	-	49
Insurance Compensation	60	298
Service Income	508	103
Gain on sale of goods & services	163	1,429
Gain on sale of land	-	403
Trials won	399	-
Tax devolution	373	-
Adjustments	56	-
Others	231	-

Total	1,790	2,282

Other non-operating expenses:

	2006	2005
	THUS$	THUS$

Depreciation and Amortization	612	427
Severance	1,098	-
Fines and infractions	55	125
Goods and Services losses	357	800
Labour trial losses	133	-
Patents, taxes and commissions	26	-
Donations	220	-
Plant stoppage costs	451	-
Forestry fire provisions	1,237	350
Lease related loss	25	295
Reintegration losses	-	92
Others	1,087	908

Total	5,301	2,997

NOTE 23 – EXCHANGE DIFFERENCES - FOREIGN CURRENCY

The breakdown of all foreign currency accounts is as follows:

Account	Currency	Amount
		06/30/2006	06/30/2005
Cash	Argentinean Peso	10	-50
Cash	Chilean Peso	-6,315	40,368
Cash	Mexican Peso	-145	84
Cash	Brazilian Real	57	-39,854
Cash	Bolivars	-12	-110
Cash	Other Currencies	-677	-111
Marketable securities	Bolivars	0	-44
Marketable securities	Chilean Peso	428	0
Marketable securities	Brazilian Real	1,117	0
Accounts receivable	Argentinean Peso	-1	0
Accounts receivable	Chilean Peso	-142	-809
Accounts receivable	U.F.	0	-22
Accounts receivable	Mexican Peso	-921	131
Accounts receivable	Brazilian Real	1,549	0
Accounts receivable	Bolivars	0	-11
Accounts receivable	Other Currencies	61	229
Notes receivable	Chilean Peso	-1,548	274
Notes receivable	Argentinean Peso	-6	186
Notes receivable	Brazilian Real	0	2,306
Notes receivable	Mexican Peso	-379	837
Notes receivable	Bolivars	-1	-618
Notes receivable	Other Currencies	-85	-235
Sundry debtors	Chilean Peso	63	0
Sundry debtors	Bolivars	0	-357
Sundry debtors	Mexican Peso	-73	210
Sundry debtors	Other Currencies	-323	6
Sundry debtors	Brazilian Real	250	17
Accounts receivable related companies	Chilean Peso	-5,175	-1,832
Accounts receivable related companies	Brazilian Real	-2	8
Accounts receivable related companies	Bolivars	-2	-2
Accounts receivable related companies	Other Currencies	1	34
Accounts receivable related companies	Argentinean Peso	2	9
Accounts receivable related companies	Mexican Peso	-122	181
Recoverable taxes	NUEVO SOL	0	-128
Recoverable taxes	Argentinean Peso	-97	304
Recoverable taxes	Chilean Peso	-981	-685
Recoverable taxes	Mexican Peso	-219	-166
Recoverable taxes	Brazilian Real	1,219	461
Recoverable taxes	Bolivars	-2	-1,698
Recoverable taxes	Other Currencies	-220	30
Prepaid expenses	Chilean Peso	-183	0
Prepaid expenses	Argentinean Peso	4	0
Prepaid expenses	Brazilian Real	51	0
Others current assets	Chilean Peso	-10	0
Others current assets	Mexican Peso	-76	0

Account	Currency	Amount
		06/30/2006	06/30/2005
Others current assets	Brazilian Real	9	0
Others assets	U.F.	0	-289
Long term debtors	Chilean Peso	102	0
Long term debtors	Brazilian Real	183	0
Others assets	Mexican Peso	11	-23
Others assets	Argentinean Peso	1	-7
Others assets	Chilean Peso	704	97
Others assets	Bolivars	0	-13
Others assets	Brazilian Real	-268	126
Others assets	Other Currencies	0	7
Total (Charges) Credit		-12,163	-1,159
--------
LIABILITIES (DEBIT)/CREDIT
Short-term financial liabilities	NUEVO SOL	0	-3
Short-term financial liabilities	Chilean Peso	0	145
Short-term financial liabilities	U.F.	0	-3,308
Short-term financial liabilities	Other Currencies	-4	-1,101
Short-term financial liabilities	Brazilian Real	0	-661
Short-term financial liabilities	Bolivars	0	310
Long-term financial liabilities	Chilean Peso	-392	0
Obligations with Banks and Financial Institutions	Bolivars	-3,381	0
Obligations with the public	Mexican Peso	0	-251
Accounts payable	Argentinean Peso	-3	-136
Accounts payable	Mexican Peso	-105	-92
Accounts payable	Chilean Peso	253	122
Accounts payable	Brazilian Real	-360	-538
Accounts payable	Bolivars	-5	181
Accounts payable	Other Currencies	111	-21
Notes payable	Brazilian Real	-3	0
Sundry creditors	Chilean Peso	-1	0
Sundry creditors	Brazilian Real	-6	0
Sundry creditors	Bolivars	0	141
Sundry creditors	Other Currencies	59	-7
Accounts payable from related companies	Chilean>Peso	4,619	-173
Accounts payable from related companies	Brazilian Real	-18	-3
Accounts payable from related companies	Argentinean Peso	0	-7
Accounts payable from related companies	Mexican Peso	125	6
Accounts payable from related companies	Other Currencies	204	0
Accounts payable from related companies	Bolivars	0	772
Provisions	Chilean Peso	178	0
Provisions	Argentinean Peso	83	0
Provisions	Brazilian Real	-401	0
Provisions	Mexican Peso	-11	0
Withholdings	Bolivars	2	0
Withholdings	Argentinean Peso	46	0
Income taxes (Income tax)	Chilean Peso	-1	0
Income taxes (Income tax)	Brazilian Real	-910	-46

Account	Currency	Amount
		06/30/2006	06/30/2005
Income taxes (Income tax)	Other Currencies	70	-31
Income taxes (Taxes to be paid)	Argentinean Peso	76	0
Income taxes (Taxes to be paid)	Mexican Peso	-65	0
Other current liabilities	Chilean Peso	-1,624	0
Other current liabilities	Brazilian Real	-1,347	0
Other long-term liabilities	Other Currencies	0	4
Other current liabilities	Mexican Peso	7	0
Other long-term liabilities	U.F.	0	5
Obligations with the public	U.F.	8,963	4,443
Other long-term liabilities	NUEVO SOL	0	-101
Other long-term liabilities	Bolivars	0	471
Other long-term liabilities	Chilean Peso	152	2,004
Other long-term liabilities	Mexican Peso	0	-349
Other long-term liabilities	Argentinean Peso	72	-912
Other long-term liabilities	Brazilian Real	-30	-2,410
Total (debit) / credit		6,353	-1,546
(Loss) Profits from exchange difference		-5,810	-2,705

NOTE 24 – DEBT AND EQUITY ISSUANCE AND PLACEMENT EXPENSES

Bonds placement
------------------------------

The costs incurred in bond issues are being amortized on a straight-line basis over the term of the obligation and consist of the following items:

	2006	2005
	ThUS$	ThUS$

Stamp taxes	7,397	3,896
Placement & auction commissions	766	97
Bond auction commission	280	322
Credit rating advice	226	109
Registration & inscription fees	41	19
Legal advice	27	12
Printing costs	19	13
Other costs	126	87

Total costs	8,882	4,555
Accumulated amortization	(1,645)	(1,299)

Balance to be amortized	7,237	3,256

These expenses are shown in Current assets as Prepaid expenses for the short-term portion of ThUS$1,048 (ThUS$643 in 2005) and in Long-term assets as Others for the long-term portion of ThUS$6,189 (ThUS$2,613 in 2005).

Share placement
------------------------------

The expenses incurred in the issue and placement of shares consist of the following items:

ThUS$

Financial advice	3,027
Placement commission	352
Publications	184
Legal advice	375
Printing & other costs	527

Total costs	4,465

This amount is shown deducted from Reserves in the Shareholders’ equity.

NOTE 25 – CASH FLOW STATEMENT

Fecu Code 5,50,30,55 Other charges to results that do not represent cash flow are:

Detail		2006	2005
	Country	THUS$	THUS$

Depletion	Argentina	575	943
Depletion	Brazil	3,052	4,063
Depletion	Chile	4,988	4,943
Depletion	Venezuela	1,841	1,814
Others		949	555

TOTAL		11,405	12,318

NOTE 26 – DERIVATIVE CONTRACTS

The company and it subsidiaries maintain the following Swap Agreements:

a) Currency Swap Agreements:

	Receivable			Payable
	Currency	Amount	Rate	Currency	Amount	Rate
Citibank N.A.	UF	631,457	4.940	MUS$	20,949	7.06
Morgan Stanley Capital Services	UF	1,262,913	4.939	MUS$	41,898	7.09
Citibank N.A.	UF	1,000,000	4.2058	MUS$	33,523	5.75
Santander Santiago	UF	1,000,000	4.2058	MUS$	33,523	5.60
J.P. Morgan	UF	441,612	4.6948	MUS$	15,000	6.59

b) Interest Rate Swap Agreements:

	Amount		Rate receivable		Rate Payable
Citibank N.A.	MU$	4,090	Libor	180 days	4.45%
Citibank N.A.	MU$	3,000	Libor	180 days	5.20%

d) Investment Agreement:

	Receivable			Payable
	Currency	Amount	Rate	Currency	Amount	Rate
Morgan Stanley Capital Services	MU$	18,000	6.20	MXN	206,100	11.75

The Company utilizes its derivative contracts in order to reduce the effects of currency fluctuation and to fix interest rates, In Sept, 2005 the Company sold various currency contracts for a nominal value of approximately US$ 130 millions, which generated ThUS$5,135 in profit, This profit was accounted as non operating result, thus reducing the exchange rate fluctuation losses.

				Description of the contract				Protected Value	Affected Account
									Assets / Liabilities		Effect On Income
Type	Contract	Value	Maturity	Class	Buy/Sal e	Name	Amount		Name	Amount	Realized	Unrealized
S	CCPE	8,180	II-2006	Interest Rate	C	Loans in US Dollars	8,180	4,090	Other currency/long- term liabilities		15	0
S	CCPE	23,277	IV-2010	Currency exchange	C	U.F. Bonds	20,949	21,248	Other long-term assets	348	(244)	742
S	CCPE	46,553	IV-2010	Currency exchange	C	U.F. Bonds	41,898	42,495	Other long-term assets	638	(500)	1,361
S	CCPE	33,523	IV-2012	Currency exchange	C	U.F. Bonds	33,523	33,649	Other long-term assets	523	(220)	866
S	CCPE	33,523	IV-2012	Currency exchange	C	U.F. Bonds	33,523	33,649	Other long-term assets	632	(196)	1,048
S	CCPE	15,000	IV-2026	Currency exchange	C	U.F. Bonds	15,000	14,860	Other long-term assets	240	(240)	0
S	CI	20,000	IV-2010	Currency exchange	C	Future Flows	18,000	18,171	Other long-term assets	1,213	(1,213)	0
S	CCTE	3,000	IV-2006	nterest Rate	C	Loans in US Dollars	3,000	3,000	Obligations to banks and financial institutions	0	0	0

NOTE 27: CONTINGENCIES AND RESTRICTIONS

The following are the contingencies and commitments outstanding at the end of the period:

a) Covenants.

All the Company’s covenants are being met at the date of these financial statements.

Masisa S.A.

- Domestic issue and placement of bonds

The issue and placement indenture for the bonds made in December 2003 by the former Masisa S.A. on the domestic market, for ThUF 2,500 at 7 years with 2 year’s grace, and for ThUF 702 at 21 years with 7 year’s grace, sets out certain obligations (today assumed by Masisa S A,) and/or its subsidiaries that are normal in this kind of transaction, These include the following:
- Maintenance of insurance cover over the principal assets in line with industry standards;
- Provide the Bond-Holders’ Representative with quarterly and annual unconsolidated and consolidated financial statements of the issuer and its subsidiaries, subject to the standards applicable to open corporations, and copies of credit-rating agency reports;
- Maintenance to date of the accounting books of the parent and its subsidiaries;
- Carry out transactions with subsidiaries on market conditions;
- Prohibition on providing financing to any entity in the business group that is neither the issuer nor any of its subsidiary or associate companies;
- Maintain in its quarterly financial statements, effective from December 31, 2005, a debt ratio (defined as total liabilities to shareholders’ equity) of no higher than 0,9:1, measured on the figures in its unconsolidated and consolidated financial statements.

- On August 6 and 13, 2003, Masisa S.A. (formerly Terranova S.A.) placed bonds for ThUF 4,000 at 6 years term with 2 year’s grace, ThUF 1,000 at 21 years with 6 year’s grace and ThUS$ 30,000 for 5 years with a bullet repayment, This placement commits the company to:
- Maintain the inscription in the Securities Register of the SVS continuously and uninterruptedly, Maintain insurance cover that reasonably protects the operating assets in line with normal practices for companies of the Company’s nature and business.
- Carry out transactions between related parties on market conditions,
- Maintain minimum forest reserves of 60,000 hectares of radiata pine forest planted in Chile with an average age of over 8 years
- Maintain shareholders’ equity at over ThUS$ 600,000.
- Maintain a ratio of debt to shareholders’ equity also known as the leverage, at a consolidated and unconsolidated level of no more than: i, 0,95:1 between March 31, 2004 and December 31, 2004; and ii, 0,85:1 between March 31, 2005 and the maturity of the bonds.

- On January 12, 2006, Masisa S.A. placed bonds for ThUF 2,000 at 7 year’s term with 2 year’s grace, and ThUF 2,750 at 21 years with 1 year’s grace, This placement obliges the Company to comply with the following covenants:
- Maintain the inscription in the Securities Register of the SVS continuously and uninterruptedly, Maintain insurance cover that reasonably protects the operating assets in line with normal practices for companies of the Company’s nature and business.
- Carry out transactions between related parties on market conditions.

- Maintain minimum forest reserves of 30,000 hectares of radiata pine forest planted in Chile with an average age of over 8 years
- Maintain shareholders’ equity at over ThUS$ 600,000,
- Maintain a ratio of debt to shareholders’ equity, also known as the leverage, at a consolidated and unconsolidated level of no more than:
i, 0,90 times between March 31, 2006 and the maturity of the bonds.

Masisa Overseas Ltd.

The Parent company and the subsidiaries Masisa Argentina S.A. and Maderas y Sintéticos de México S.A. de C.V. have guaranteed loans granted to the subsidiary Masisa Overseas Ltd. These include compliance with certain obligations that are normal for this kind of transaction, which are set out below. The financial ratios have to be calculated on the basis of the consolidated financial statements of Masisa S.A..

- Private Placement

Resulting from private loans obtained abroad through the subsidiary Masisa Overseas Ltd., Masisa S.A. is subject to compliance with certain obligations that are normal for this kind of transaction, including the following, as set out in the respective loan agreements: compliance with current legislation; maintenance of insurance cover; maintenance of its properties; compliance with certain financial ratios, including a maximum debt ratio (leverage) of 1:1, a consolidated net tangible equity of no less than ThUS$255,467 and a financial expense ratio of no lower than 1,5:1 (income for the year before financial expenses and taxes to financial expenses); maintenance of a 100% holding in the capital of Masisa Overseas Ltd, and 66,6% holding in Masisa Argentina S.A.; prohibition on certain transactions with related parties; extend to the bond-holders any new collateral that Masisa S.A. and/or its subsidiaries grant in favor of third parties to cover new debts or debts existing at the date of the contract, with certain exceptions including those that have to be granted in the normal course of their business to cover the payment terms for new acquisitions and those related to letters of credits, among others.

- Rabobank Syndicated Loan

The syndicated loan agreement signed on December 20, 2005 with Rabobank Curacao N.V., West LB AG, New York branch, The Bank of Nova Scotia, Citibank N.A., Nassau, Bahamas branch and ABN Amro Bank N.V., commits Masisa S.A., as the guarantor, to comply with certain covenants, mainly referring to compliance with legislation, maintenance of insurance cover, maintenance of its properties, and compliance with certain financial covenants based on its consolidated financial statements, like:
      Minimum board installed production capacity: 1,200,000
      Interest cover greater than 3,0
      Net shareholders’ equity greater than US$ 980 million,
      Net debt to equity ratio no higher than 0,9:1

Masisa Argentina S.A.

The Parent company has guaranteed loans obtained by the subsidiary Masisa Argentina S.A. These contemplate compliance with certain obligations normal in this type of transaction, as per the terms and conditions of the respective loan agreements. Those related to financial ratios should be calculated on the basis of the consolidated financial statements.

- Rabobank Nederland

The loan granted by Cooperative Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) to Masisa Argentina S.A. states that the parent and/or its subsidiaries are subject to certain obligations that are normal for this kind of transaction.

including the following, as per the terms and conditions of the respective loan agreement: maintain the company’s present business and legal existence; maintain the fixed assets necessary for the company’s ordinary business; comply with applicable laws and regulations; send financial information on the company without delay; contract and maintain insurance to suitably cover the risks common to the industry; maintain a debt level no higher than 0,9:1; maintain a financial expense coverage ratio of no less than 3:1; maintain a consolidated equity of no less than US$345 million; prohibition on charging assets, except on the terms set out in the agreement; carry out transactions with related parties at market prices; prohibition on providing financing to any entity in the business group that is neither the borrower nor any of its subsidiary or associate companies.

- Banco de Crédito e Inversiones

The loan granted by Banco de Crédito e Inversiones to Masisa Argentina S.A. states that the parent and/or its subsidiaries are subject to certain obligations that are normal for this kind of transaction, including the following, as per the terms and conditions of the respective loan agreement: maintain the company’s present business and legal existence; send financial information on the company without delay; contract and maintain insurance to suitably cover the risks common to the industry; maintain a debt level no higher than 0,9:1; maintain a financial expense coverage ratio of no less than 3:1; maintain a consolidated equity of no less than US$345 million; prohibition on charging assets, except on the terms set out in the agreement.

Inversiones Internacionales Terranova S.A.

- The loan agreements signed by Inversiones Internacionales Terranova S.A. with the German banks KfW and WestLB commit Masisa S.A., as guarantor, to comply with certain obligations referring mainly to not significantly changing its business, providing financial information periodically, maintaining current its obligation to third parties, obtaining the prior consent of those banks for disposing of, transferring or selling a substantial part of its assets or granting security over them. The loan agreement with KfW also commits the Company to comply with certain financial ratios, on the basis of its consolidated financial statements:

Debt ratio, maximum: 0,85:1
Maximum financial debt to cash generation ratio: 5,5:1
Minimum cash generation to financial expense ratio: 2,0:1
Minimum tangible net equity: ThUS$ 500,000

Fibranova C.A., Andinos C.A. and Masisa Madeiras Ltda.

- The syndicated loan agreement signed on February 2, 2001 by the foreign subsidiaries Andinos C.A., Fibranova C.A. and Masisa Madeiras Ltda. (formerly Terranova Brasil Ltda.) with the Chilean banks Banco Santander-Chile, Banco del Estado and Banco BBVA, for a total sum of ThUS$ 85,000, provides that Masisa S.A., as guarantor, must comply with certain obligations referring mainly to not significantly changing its business, providing financial information periodically, maintaining current its obligation to third parties, obtaining the prior consent of those banks for disposing of, transferring or selling a substantial part of its assets or granting security over them, The loan agreement also commits the Company to compliance with certain financial ratios, on the basis of its consolidated financial statements:

Debt ratio, maximum: 0,85:1
Maximum financial debt to cash generation ratio: 5,5:1 (2004); 5,0:1 (2005); 4,5:1 (2006); 4,0:1 (2007),
Minimum cash generation to financial expense ratio: 2,5:1 (2004); 2,65:1 (2005); 3,0:1 (2006); 3,25:1 (2007)

Minimum tangible net equity: ThUS$ 700,000

Fibranova C.A. and Andinos C.A.

- The loan agreement signed on February 26, 2004 by the foreign subsidiaries Fibranova C.A. and Andinos C.A., of Venezuela, with the German bank KfW, commits Masisa S.A., as guarantor, to comply with certain obligations referring mainly to not significantly changing its business, maintaining indirect control over both debtors, providing financial information periodically, maintaining current its obligation to third parties, obtaining the prior consent of those banks for disposing of, transferring or selling a substantial part of its assets or granting security over them.

Fibranova C.A.

The syndicated loan agreement signed on April 15, 2002 by the foreign subsidiary Fibranova C.A., in Venezuela, with the Chilean banks Banco Santander-Chile, Banco de Crédito e Inversiones, Banco Corpbanca and Banco Security commits Masisa S.A., as guarantor, to comply with certain obligations referring mainly to not significantly changing its business, providing financial information periodically, maintaining current its obligation to third parties, obtaining the prior consent of those banks for disposing of, transferring or selling a substantial part of its assets or granting security over them. The loan agreement also commits the Company to comply with certain financial ratios, on the basis of its consolidated financial statements:

Debt ratio, maximum: 0,85:1
Maximum financial debt to cash generation ratio: 5,5:1 (2004); 5,0:1 (2005); 4,5:1 (2006); 4,0:1 (2007),
Minimum cash generation to financial expense ratio: 2,5:1 (2004); 2,65:1 (2005); 3,0:1 (2006); 3,25:1 (2007)
Minimum tangible net equity: ThUS$ 700,000

Forestal Argentina S.A.

- On September 2, 2005, Masisa S.A. became a joint and several guarantor in favor of Banco Cooperative Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) for the loan granted by that bank the same year to the subsidiary Forestal Argentina S.A.. This loan was to be used to restructure its financial debt. The loan agreement states that Masisa S.A., as guarantor, should comply with certain obligations normal to this type of transaction. The loan agreement also obliges Masisa S.A. to comply with the certain financial ratios, on the basis of its consolidated financial statements:

Minimum installed board production capacity: 1,200,000
Maximum debt level: 0,9:1
Minimum interest coverage: 3:1
Minimum forestry asset coverage: 1,5:1
Minimum net tangible equity: ThUS$ 700,000

Forestal Tornagaleones S.A.

- On October 15, 1998, Forestal Tornagaleones S.A. signed a loan agreement with Rabobank Investments Chile S.A. and granted security in the form of a mortgage over land and plantations for the term of the loan. The loan was renewed on August 9, 2005.

b) Deferred customs duties

At June 30, 2006, the Company owed deferred customs duties of ThUS$65 (ThUS$439 in 2005).

Expiry	ThUS$
2006	47
2007	13
2008	5
----
Total	65

c) Insurance

As of June 30, 2006, the main insurance taken out by the Parent Company and its subsidiaries is as follows:

- Insurance for plantations of local subsidiaries THUS$374,609.

- Insurance on physical assets and inventories from local subsidiaries amount to approximately THUS$217,960 and THUS$ 118,695 for fixed costs in case of shutdown of the plants.

- Corporate civil liability insurance, including coverage for personal accidents and third-party damages for THUS$10,000.

- With regard to its subsidiaries in Brazil, insurance for plantations amount to THUS$96,805; for physical assets and inventories to THUS$205,380 and to THUS$59,374 for fixed costs in case of shutdown of plants.

- The companies in Venezuela have taken out insurance for physical assets and inventories amounting to THUS$231,370 and THUS$39,200 for fixed costs in case of shutdown of plants. There is no insurance for plantations, since there is no market for this kind of insurance in Venezuela.

- The subsidiaries in Mexico have taken out insurance for physical assets and inventories amounting to THUS$47,271 and THUS$6,567 for fixed costs in case of shutdown of plants.

- The companies in Argentina have taken out the following insurance: for forest plantations THUS$41,935, for physical assets and inventories THUS$178,800 and THUS$31,438 for fixed costs in case of shutdown of plants.

- The US subsidiary has insurance for physical assets and inventories for THUS$24,970 and THUS$3,000, for fixed costs en case of plant shutdown.

d) Other Contingencies

Through Resolution No. 203, dated August 29th, 2003, the Internal Revenue Service notified the company that it is not applicable to record in Chile (and for the purpose of establishing its first-category taxable income), the income of some of its foreign agencies. According to the background information that the company has, Resolution No. 203 would have an effect on the losses recorded by the company which amount to US$ 39,2 million as a result of deferred taxes, recoverable taxes and tax losses already used.

The Company refuted Resolution No, 203 pursuant to the procedure established in articles 123 and following of the Tax Code. Based on the background information that the company has, as well as the opinion of its legal advisors and the administrative law of the “Servicio de Impuestos Internos” (Internal Revenue Service) which has a bearing on the judgment of Resolution No, 203, it seems unlikely that the final judgment of the claim process will have an unfavorable effect on deferred taxes, recoverable taxes and tax losses for US$ 39,2 million recorded by the company.

e) Bargain and Sale of shares and Shareholders Agreement

- By the incorporation of Oxinova C.A. an affiliate in the Republic of Venezuela, the affiliate Inversiones Internacionales Terranova S.A. signed a shareholders agreement with the company Oxiquim S.A., mainly for the purpose of restricting the sale of shares, in order not to establish a pledge, levy or any share that is of its property and to maintain the control of Fibranova C.A., whether through Masisa S.A. or directly.

- Chilean affiliate Inversiones Internacionales Terranova S.A. signed on the 23rd of may, 2002, a shareholders agreement with Corporación Venezolana de Guayana (CVG) a self governing state owned organization in order to regulate the principles, the rights and obligations of the Parties in and Venezuelan corporation that they would incorporate for the construction, administration and operation of a fluvial port in the northern riverbank of Orinoco River, Macapaima, Venezuela.

To the closing date of these financial statements, due to diverse considerations, the previously mentioned corporation has not yet been incorporated.

f) Contract for Wood Purchasing.

As of the end of the fiscal year, the affiliate company Terranova de Venezuela S.A.(“TDVSA”) maintains a contract for the purchase of Caribbean Pine wood which was signed on May, 1997. The plantation that is the object of the contract covers a total of 59,000 hectares in the State of Monagas in Venezuela, which is made up of two sites of 30,000 and 29,000 hectares. The exploitation term for such man made plantations is 30 years and the resources that are not used shall be returned to CVG Proforca C.A.

The signed contract takes the following conditions into account:

1. The land sites where the plantations are located are the property of the company CVG Proforca C.A., and they are not part of the sale.

2. The processing of the documents and obtaining future permits that may be required and its costs, shall be on the account for TDVSSA.

3. CVG, Proforca C.A. shall compensate TDVSA in the event that the latter incurred expenses and costs due to the non compliance of CVG Proforca C.A. as owner, holder and operator of the mentioned goods.

4. TDVSA is bound to comply with environmental protection regulations in order to prevent fires, industrial hygiene and safety, current lumbering and maintenance of feasibility and infrastructure, as well as how to carry out the risk analysis in order to prevent fires and the creation of an operational plan for fighting fires.

5. TDVSA shall have the required insurance policies in order to cover third party expenditures, while the beneficiary shall be CVG Proforca C.A.

On March 20, 2006, Terranova Venezuela agreed to provide THUS$740 to CVG Proforca to prevent fires that could affect the plantations.

g) Rental contract of Sawmill Uverito

In May 1997, the affiliate company Terranova de Venezuela S.A.(“TDVSA”) signed a contract for the rental of a sawmill with CVG Proforca C.A., with the single payment of THUS$ 10,000 during a 15 year term as of 1997, where it is bound to the following conditions during the term the mentioned contract is in force:

1. All maintenance and repair work that the equipment may require for its proper operation shall be to the account of TDVSA.

2. All improvements shall be the property of TDVSA and may be removed by the same, as long as no part of the rented property or goods is damaged.

3. All expenses related to energy and water supply and phone services for the commercial operation shall be on the account of TDVSA.

4. All property taxes shall be on the account of CVG Proforca C.A. , as well as those related to the operation by TDVSA.

5. As of January, 1998, all equipment should have been insured against all risks and the beneficiary of such policy shall be CVG Proforca C.A.

On March 20, 2006, Terranova Venezuela agreed the following:

-Terminate in advance the rent contract of Uverito sawmill, without having CVG Proforca to do any payment for the termination of the contract.

-Terranova Venezuela commits to do a series of tasks described in a chronogram which is part of the agreement, with the purpose of placing the sawmill in similar operational conditions to the valid ones at the moment of its reception in 1997.

-At the end the reconditioning, Terranova Venezuela will have to consign a guarantee for the equipments functioning for 4 months, which will not include the bad use nor out ware of the equipments, nor implicate the un fulfillment of the reconditioning tasks by Terranova de Venezuela.

h) Beneficial interest contract of 30,000 hectares

In May 1997, the affiliate company Terranova de Venezuela S.A.(“TDVSA”) signed a contract with CVG Proforca C.A. a contract whereby the latter company assigns the rights of use of a site of land of 30,000 hectares, which corresponds to one of the two sites that the contract for the purchase of wood mentions.

This contract shall be in force for 30 years, nevertheless, the rights of use shall cease after TDVSA has exploited all forestry resources as of the twentieth year. In consideration, TDVSA shall transfer to CVG Proforca C.A. the property over such forestry resources that have been planted on their account, which shall have less than 10 years, in a surface that is not less than 7,500 hectares and no less than 400 plants by hectare of Caribbean Pine.

TDVSA committed itself among other things, to the following:

- To reforest on its account for its benefit (except for the previously mentioned consideration to CVG Proforca C.A.) the parts that have been planted by TDVSA during the first twenty years this contract is valid.

- To establish a bond for the true compliance of obligations assumed under this contract in favor of CVG Proforca C.A. for the total amount of THUS$ 300.

Institution	Debtor		Guaranty Type	Compromised Assets		Outstanding amount as of the end of the period		Liberation of guarantees
				Type	Account value
	Name	Relation
						06/30/2006	06/30/2005	06/30/2007	Assets	06/30/2008	Assets	06/30/2009	Assets
ABN AMRO BANK	ANDINOS C.A.	Subsidiary	Surety ship	Net Worth	0	0	1,366	0		0		0
BANCO BBVA	ANDINOS C.A.	Subsidiary	Surety ship	Net Worth	908	908	2,660	475		289		144
BANCO DEL ESTADO DE CHILE	ANDINOS C.A.	Subsidiary	Surety ship	Net Worth	1,745	1,745	1,979	912		555		278
BANCO SANTANDER	ANDINOS C.A.	Subsidiary	Surety ship	Net Worth	3,281	3,281	3,710	1,714		1,044		522
CORPBANCA VENEZUELA	ANDINOS C.A.	Subsidiary	Surety ship	Net Worth	0	0	1,719	0		0		0
CITIBANK VENEZUELA	ANDINOS C.A.	Subsidiary	Surety ship	Net Worth	2,194	2,194	0	2,194		0		0
WESTDEUTSCHE LANDESBANK	ANDINOS C.A.	Subsidiary	Surety ship	Net Worth	1,039	1,039	0	1,039		0		0
KREDITANSTALT FUR WIEDERAUFBAU	ANDINOS C.A.	Subsidiary	Surety ship	Net Worth	1,548	1,548	1,927	408		380		380
RABOBANK NEDERLAND	FORESTAL ARGENTINA S.A.	Subsidiary	Surety ship	Net Worth	5,478	5,478	0	438		450		450
DRESNER BANK LANTEIAMERICA	FORESTAL ARGENTINA S.A.	Subsidiary	Surety ship	Net Worth	0	0	4,104	0		0		0
SECURITY BANK	FORESTAL ARGENTINA S.A.	Subsidiary	Surety ship	Net Worth	0	0	1,420	0		0		0
ABN AMRO BANK	FIBRANOVA C.A.	Subsidiary	Surety ship	Net Worth	0	0	7,917	0		0		0
BANCO PROVINCIAL	FIBRANOVA C.A.	Subsidiary	Surety ship	Net Worth	8,214	8,214	0	8,214		0		0
BANCO BBVA	FIBRANOVA C.A.	Subsidiary	Surety ship	Net Worth	3,025	3,025	3,429	1,581		963		482
BANCO CORPBANCA	FIBRANOVA C.A.	Subsidiary	Surety ship	Net Worth	25,050	25,050	21,621	13,034		8,011		4,005
BANCO DE CRÉDITO E INVERSIONES	FIBRANOVA C.A.	Subsidiary	Surety ship	Net Worth	7,805	7,805	8,801	4,055		2,500		1,250
BANCO DE VENEZUELA S.A.	FIBRANOVA C.A.	Subsidiary	Surety ship	Net Worth	27,717	27,717	0	27,717		0		0
BANCO DEL ESTADO DE CHILE	FIBRANOVA C.A.	Subsidiary	Surety ship	Net Worth	10,386	10,386	11,606	5,427		3,306		1,653
BANCO MERCANTIL	FIBRANOVA C.A.	Subsidiary	Surety ship	Net Worth	27,418	27,418	14,152	27,418		0		0
BANCO SANTANDER	FIBRANOVA C.A.	Subsidiary	Surety ship	Net Worth	3,695	3,695	11,337	1,920		1,183		592
BANCO SECURITY	FIBRANOVA C.A.	Subsidiary	Surety ship	Net Worth	3,643	3,643	4,101	1,893		1,167		583
CORPBANCA VENEZUELA	FIBRANOVA C.A.	Subsidiary	Surety ship	Net Worth	0	0	2,849	0		0		0
CITIBANK VENEZUELA	FIBRANOVA C.A.	Subsidiary	Surety ship	Net Worth	3,651	3,651	0	3,651		0		0

Institution	Debtor		Guaranty Type	Compromised Assets		Outstanding amount as of the end of the period		Liberation of guarantees
				Type	Account value
	Name	Relation
						06/30/2006	06/30/2005	06/30/2007	Assets	06/30/2008	Assets	06/30/2009	Assets
WESTDEUTSCHE LANDESBANK	FIBRANOVA C.A.	Subsidiary	Surety ship	Net Worth	16,008	16,008	0	9,854		6,154		0
BNP PARIBAS	FIBRANOVA C.A.	Subsidiary	Surety ship	Net Worth	7,245	7,245	0	7,245		0		0
KREDITANSTALT FUR WIEDERAUFBAU	FIBRANOVA C.A.	Subsidiary	Surety ship	Net Worth	13,933	13,933	17,343	3,673		3,420		3,420
BANCO DE CRÉDITO E INVERSIONES	MASISA ARGENTINA S.A.	Subsidiary	Surety ship	Net Worth	11,188	11,188	12,564	2,855		2,778		2,778
RABOBANK NEDERLAND	MASISA ARGENTINA S.A.	Subsidiary	Surety ship	Net Worth	10,070	10,070	12,564	2,570		2,500		2,500
ABN AMRO BANK	MASISA OVERSEAS LIMITED	Subsidiary	Surety ship	Net Worth	11,033	11,033	0	33		0		1,100
CITIBANK N.A.	MASISA OVERSEAS LIMITED	Subsidiary	Surety ship	Net Worth	24,824	24,824	0	74		0		2,475
RABOBANK NEDERLAND	MASISA OVERSEAS LIMITED	Subsidiary	Surety ship	Net Worth	24,824	24,824	0	74		0		2,475
THE BANK OF NOVA SCOTIA	MASISA OVERSEAS LIMITED	Subsidiary	Surety ship	Net Worth	24,824	24,824	25,466	74		0		2,475
WESTDEUTSCHE LANDESBANK	MASISA OVERSEAS LIMITED	Subsidiary	Surety ship	Net Worth	24,824	24,824	0	74		0		2,475
PRIVATE PLACEMENT	MASISA OVERSEAS LIMITED	Subsidiary	Surety ship	Net Worth	18,185	18,185	27,284	9,185		9,000		0
COMERICA BANK	MASISA OVERSEAS LIMITED	Subsidiary	Surety ship	Net Worth	0	0	8,649	0		0		0
BANCO CHILE NEW YORK	MASISA OVERSEAS LIMITED	Subsidiary	Surety ship	Net Worth	0	0	10,815	0		0		0
SWAPS CITIBANK	MASISA OVERSEAS LIMITED	Subsidiary	Surety ship	Net Worth	0	0	136	0		0		0
BANCO BBVA	MASISA MADEIRAS LIMITADA	Subsidiary	Surety ship	Net Worth	491	491	674	202		193		96
BANCO DEL ESTADO DE CHILE	MASISA MADEIRAS	Subsidiary	Surety ship	Net Worth	945	945	1,296	389		370		185

Institution	Debtor		Guaranty Type	Compromised Assets		Outstanding amount as of the end of the period		Liberation of guarantees
				Type	Account value
	Name	Relation
						06/30/2006	06/30/2005	06/30/2007	Assets	06/30/2008	Assets	06/30/2009	Assets
	LIMITADA
BANCO ITAU BBA	MASISA MADEIRAS LIMITADA	Subsidiary	Surety ship	Net Worth	1,006	1,006	5,000	1,006		0		0
BANCO SANTANDER	MASISA MADEIRAS LIMITADA	Subsidiary	Surety ship	Net Worth	1,776	1,776	2,436	732		696		348
HSBC BANK BRASIL	MASISA MADEIRAS LIMITADA	Subsidiary	Surety ship	Net Worth	0	0	1,072	0		0		0
KREDITANSTALT FUR WIEDERAUFBAU	INVERSIONES INTERNACIONALES TERRANOVA	Subsidiary	Surety ship	Net Worth	15,020	15,020	27,353	3,364		3,330		3,330
WESTDEUTSCHE LANDESBANK	INVERSIONES INTERNACIONALES TERRANOVA	Subsidiary	Surety ship	Net Worth	5,224	5,224	6,964	1,741		1,741		1,741
BANCO BBVA NEW YORK	TERRANOVA VENEZUELA S.A.	Subsidiary	Surety ship	Net Worth	0	0	1,405	0		0		0
CORPBANCA VENEZUELA	TERRANOVA VENEZUELA S.A.	Subsidiary	Surety ship	Net Worth	0	0	425	0		0		0
CITIBANK VENEZUELA	TERRANOVA VENEZUELA S.A.	Subsidiary	Surety ship	Net Worth	3,705	3,705	0	3,705		0		0
WESTDEUTSCHE LANDESBANK	TERRANOVA VENEZUELA S.A.	Subsidiary	Surety ship	Net Worth	9,965	9,965	10,317	6,134		3,831		0
BANCO DEL DESARROLLO	TERRANOVA VENEZUELA S.A.	Subsidiary	Surety ship	Net Worth	0	0	3,956	0		0		0
BANCO DE CHILE	OXINOVA C.A.	Joined	Surety ship	Net Worth	4,900	4,900	4,900	4,900		0		0

NOTE 28: GUARANTEES RECEIVED FROM THIRD PARTIES

At the closing of these financial statements and to guarantee the payment and fulfillment of client obligations related to business operations, guarantees for THU$3,667 (THUS$5,952 in 2005) have been received, consisting of pledges, mortgages, endorsement of loan insurance policies, special commands, guarantees and joint debts.

NOTE 29 – NATIONAL AND FOREIGN CURRENCY

a) Assets

The breakdown of all foreign currency accounts is as follows:

		Amount
Account	Currency	06/30/2006	06/30/2005
Cash	Not adjustable	2,189	1,110
Cash	Dollars	5,207	3,058
Cash	Bolivars	4,453	2,485
Cash	Brazilian Real	1,611	2,451
Cash	Mexican Peso	1,586	2,923
Cash	Argentinean Peso	605	873
Cash	Other Currencies	1,009	1,000
Time deposit	Dollars	50,982	12,182
Time deposit	Bolivars	1,149	305
Time deposit	Brazilian Real	8,320	3,720
Time deposit	Other Currencies	239	436
Marketable securities	Not adjustable	0	674
Accounts receivable	Not adjustable	28,879	20,691
Accounts receivable	Dollars	54,637	32,127
Accounts receivable	Bolivars	9,879	9,400
Accounts receivable	Brazilian Real	2,879	16,460
Accounts receivable	Mexican Peso	26,703	23,166
Accounts receivable	Argentinean Peso	1,965	1,803
Accounts receivable	Other Currencies	3,028	8,650
Notes receivable	Not adjustable	2,879	2,389
Notes receivable	Dollars	2,534	2,453
Notes receivable	Brazilian Real	2	0
Notes receivable	Mexican Peso	2,174	2,823
Notes receivable	Argentinean Peso	2,773	2,432
Notes receivable	Other Currencies	870	0
Sundry debtors	Not adjustable	6,170	10,372
Sundry debtors	Dollars	5,018	9,615
Sundry debtors	Bolivars	2,799	2,894
Sundry debtors	Brazilian Real	3,735	2,309
Sundry debtors	Mexican Peso	1,752	6,720
Sundry debtors	Argentinean Peso	675	965
Sundry debtors	Other Currencies	3,261	1,892
Sundry debtors	Dollars	9,047	6,376
Inventories	Dollars	198,943	211,097
Recoverable taxes	Not adjustable	21,046	14,709
Recoverable taxes	Dollars	1,397	4,481
Recoverable taxes	Bolivars	13,384	13,745
Recoverable taxes	Brazilian Real	5,135	5,396

		Amount
Account	Currency	06/30/2006	06/30/2005
Recoverable taxes	Mexican Peso	1,335	2,174
Recoverable taxes	Argentinean Peso	2,586	5,397
Recoverable taxes	Other Currencies	1,019	1,022
Prepaid expenses	Not adjustable	5,507	4,406
Prepaid expenses	Dollars	2,965	3,903
Prepaid expenses	Brazilian Real	1,277	957
Prepaid expenses	Mexican Peso	114	462
Prepaid expenses	Argentinean Peso	229	414
Prepaid expenses	Other Currencies	1,647	1,331
Deferred taxes	Not adjustable	272	64
Deferred taxes	Dollars	75	2,561
Deferred taxes	Mexican Peso	1,632	33
Deferred taxes	Argentinean Peso	662	0
Deferred taxes	Other Currencies	8	17
Others currents assets	Not adjustable	133	0
Others currents assets	Dollars	35	6,290
Others currents assets	Brazilian Real	0	2
Others currents assets	Mexican Peso	48	0
Others currents assets	Argentinean Peso	27	0
Others currents assets	Other Currencies	171	0
Fixed Assets
Fixed Assets	Dollars	1,468,160	1,416,607
--------
Others assets
Investments in related companies	Dollars	4,409	3,834
Investments in other companies	Not adjustable	7	20
Investments in other companies	Dollars	158	153
Investments in other companies	Bolivars	40	26
Goodwill	Dollars	1,207	1,645
Negative goodwill	Dollars	-60,508	-43,296

		Amount
Account	Currency	06/30/2006	06/30/2005
Long term receivables	Not adjustable	292	227
Long term receivables	Dollars	2,288	4,122
Long term receivables	Brazilian Real	2,125	746
Long term receivables	Argentinean Peso	32	139
Long term receivables	Other Currencies	100	21
Intangible	Dollars	53	138
Amortization	Dollars	-21	-35
Others	Not adjustable	396	81
Others	Dollars	13,864	20,614
Others	Brazilian Real	860	1,431
Others	Mexican Peso	105	326
Others	Argentinean Peso	73	156
Others	Other Currencies	11,471	7,717
Total Assets
	Not adjustable	67,770	54,743
	Dollars	1,760,450	1,697,925
	Bolivars	31,704	28,855
	Brazilian Real	25,944	33,472
	Mexican Peso	35,449	38,627
	Argentinean Peso	9,627	12,179
	Other Currencies	22,823	22,086

b) Short Term Liabilities

Account	Currency	Until 90 days				90 days to 1 year
		06/30/2006		06/30/2005		06/30/2006		06/30/2005
		Amount	Annual Rate	Amount	Annual Rate	Amount	Annual Rate	Amount	Annual Rate
Obligations to banks and financial institutions short/term	Dollar	616		14,547		70,616	7.01	58,416
Obligations to banks and financial institutions short/term	Bolivars	0		0		2,194		0
Obligations to banks and financial institutions short/term	Brazilian Real BRASILEÑO	0		24,918		0		3,509
Short/term portion of long/term liabilities to banks and financial institutions	U.F.	0		1,895		0		766	1.16
Short/term portion of long/term liabilities to banks and financial institutions	Dollar	0		5,851		51,622	5.66	64,738
Obligations with the public short/term portion	U.F.	0		30,249		30,034	4.94	7,834
Obligations with the public short/term portion	Chilean peso	0		0		62	5.0	0
Obligations with the public short/term portion	Dollar	0		0		0		9,350
Long/term liabilities due within one year	Dollar	0		271		0		0
Dividends payable	Dollar	503		297		0		0
Accounts payable	U.F.	15,572		0		0		0
Accounts payable	Chilean peso	911		873		0		0
Accounts payable	Dollar	21,286		18,430		0		0
Accounts payable	Argentinean peso	1,093		3,818		0		0
Accounts payable	Bolivars	2,108		7,240		0		0
Accounts payable	Brazilian Real BRASILEÑO	6,470		0		0		0
Accounts payable	Mexican peso	1,096		4,517		0		0
Accounts payable	EURO	565		0		0		0
Accounts payable	Other Currencies	3,368		27,754		0		0
Notes payable	Chilean peso	0		6		0		0
Notes payable	Argentinean peso	727		478		0		0
Sundry creditors	Chilean peso	163		46		0		0
Sundry creditors	Dollar	1,740		1,825		0		0
Sundry creditors	Bolivars	320		0		0		0
Sundry creditors	Brazilian Real BRASILEÑO	103		0		0		0
Sundry creditors	EURO	214		0		0		0

Account	Currency	Until 90 days				90 days to 1 year
		06/30/2006		06/30/2005		06/30/2006		06/30/2005
		Amount	Annual Rate	Amount	Annual Rate	Amount	Annual Rate	Amount	Annual Rate
Sundry creditors	Other Currencies	0		136		0		0
Notes and accounts payable to related companies	Dollar	6,500		2,913		0		0
Provisions	Chilean peso	4,779		5,110		23		0
Provisions	Dollar	4,086		2,101		1,068		1,068
Provisions	Argentinean peso	5,306		393		0		2,084
Provisions	Brazilian Real BRASILEÑO	4,463		2,092		0		0
Provisions	Mexican peso	520		3,023		0		0
Provisions	Bolivars	2,779		383		0		0
Provisions	Other Currencies	24		661		0		0
Withholdings	Chilean peso	1,297		1,421		0		0
Withholdings	Dollar	801		565		20		0
Withholdings	Bolivars	1,973		2,643		0		0
Withholdings	Argentinean peso	832		500		0		0
	Brazilian Real	7,744		5,817		0		0
Withholdings	BRASILEÑO
Withholdings	Mexican peso	2,704		1,019		0		0
Withholdings	Other Currencies	84		16		0		0
Income tax	Chilean peso	0		0		0		397
Income tax	Dollar	89		124		1,510		119
Income tax	Argentinean peso	0		0		1,863		1,718
Income tax	Bolivars	275		205		0		0
Income tax	Brazilian Real BRASILEÑO	77		0		0		0
Income tax	Mexican peso	776		951		34		63
Income tax	Other Currencies	380		721		0		0
Income received in advance	Chilean peso	16		14		0		23
Income received in advance	Dollar	0		375		0		0
Income received in advance	Argentinean peso	0		10		0		0
Income received in advance	Brazilian Real	2		541		0		0

Account	Currency	Until 90 days				90 days to 1 year
		06/30/2006		06/30/2005		06/30/2006		06/30/2005
		Amount	Annual Rate	Amount	Annual Rate	Amount	Annual Rate	Amount	Annual Rate
Income received in advance	Mexican peso	135		30		0		0
Income received in advance	Bolivars	34		0		0		0
Income received in advance	Bolivars	0		13		0		0
Income received in advance	Other Currencies	0		254		0		0
Other current liabilities	Dollar	26		0		0		0
Other current liabilities	Argentinean peso	0		13		0		0
TOTAL CURRENT LIABILITIES
	Dollar	35,647		47,299		124,836		133,691
	Bolivars	7,489		10,484		2,194		0
	Brazilian Real	18,859		33,368		0		3,509
	U.F.	15,572		32,144		30,034		8,600
	Chilean peso	7,166		7,470		85		420
	Argentinean peso	7,958		5,212		1,863		3,802
	Mexican peso	5,231		9,540		34		63
	EURO	779		0		0		0
	Other Currencies	3,856		29,542		0		0

long-term Liabilities as of June 30th, 2006

Present period

The breakdown of all foreign currency accounts is as follows:

Account	Currency	1 to 3 year		3 to 5 year		5 to 10 year		More of 10 year
		Amount	Rate	Amount	Rate	Amount	Rate	Amount	Rate
Obligations to banks and financial institutions	Dollar	26,327		171,586		4,340		0
Bonds	U.F.	0		215,024	4.66	23,621	6.25	0
Bonds	Dollar	39,000	5	0		0		0
Sundry creditors	Chilean pesos	27		0		0		0
Sundry creditors	Dollar	157		0		0		0
Provisions	Dollar	1,425		0		0		0
Deferred taxes	Dollar	27,202		0		13,321		0
Deferred taxes	Argentinean peso	1,192		795		1,987		1,987
Deferred taxes	Mexican peso	115		0		0		0
Other long-term liabilities	Dollar	0		13,326		0		0
Other long-term liabilities	Dollar	5,242		0		0		0
Total long-term liabilities
	Dollar	99,353		184,912		17,661		0
	U.F.	0		215,024		23,621		0
	Chilean pesos	27		0		0		0
	Argentinean peso	1,192		795		1,987		1,987
	Mexican peso	115		0		0		0

Past period

The breakdown of all foreign currency accounts is as follows:

Account	Currency	1 to 3 year		3 to 5 year		5 to 10 year		More of 10 year
		Amount	Rate	Amount	Rate	Amount	Rate	Amount	Rate
Obligations to banks and financial institutions	U.F.	1,287	6.7
Obligations to banks and financial institutions	Dollar	115,869	4.72	37,281		1,665
Bonds	U.F.	157,829		30,206		21,205
Bonds	Dollar	23,562		24,438				0
Sundry creditors	Chilean pesos	25
Sundry creditors	Dollar	274
Provisions	Dollar							640
Deferred taxes	Dollar					41,278
Other long-term liabilities	Dollar	4,202
Other long-term liabilities	Dollar	12,812		2,190
Total long-term liabilities
	U.F.	159,116		30,206		21,205		0
	Dollar	156,719		63,909		42,943		640
	Chilean pesos	25		0		0		0

NOTE 30: SANCTIONS

Neither the Company nor its directors or managers have received sanctions during the period covered by these financial statements from the Superintendency of Securities and Insurance or other administrative authorities.

NOTE 31: SUBSEQUENT EVENTS

On July 3rd, 2006, the company has informed the Superintendencia de Valores y Seguros de Chile (Chilean Securities and Insurance Superintendent’s Office), the following information as an important event:

" In compliance with the provisions in Article 9 and paragraph two of Article 10 of Law 18,045 and General Rule N° 30 of that Superintendent’s Office, being duly authorized, I hereby inform the following information as an important event:

On June 30th, 2006, the company filed its financial statements in US GAAP as of December 31st, 2005 with the Securities and Exchange Commission (SEC), In the elaboration of these financial statements a financial statement based on the Chilean rule was used, which reflects a lower net result of US$1,9 million to what is reported in the FECU for that exercise, presented on March 1st, 2006 to the Chilean Securities and Insurance Superintendent’s Office (SVS).

This lower result is due to a lack of inventory that affects the Packing Material account balance and that resulted as an error in pricing parameters used to value the consumption of these materials in the cost system used by the company.

When using material criteria to evaluate the impact of this error in the financial statements, it was concluded that the amount of this error was not significant, Notwithstanding, due to the fact that the error was discovered after the financial statements emission pursuant to Chilean regulations (March 1st, 2006), but before the financial statements emission according to the 20-F North American regulation (June 30th, 2006), this error was incorporated in the financial statements reported to the SEC, pursuant to the provisions of current regulations.

The company, considering that this was not a significant error, and according to the accounting practices and criteria enforced in Chile, will recognize the aggregate of US$1,9 million, as of December 31st, 2005 with charge to the aggregate results in the company’s Net Worth, and the effect from January to March corresponding to the 2006 period, amounting to US$67 thousand, summing up to this period’s results, Both adjustments will be registered in the financial statements as of June 30 th , 2006, which are the last financial statements reported by the company, for which a reemission of the corresponding FECUs will take place."

Between June 30th and the emission date of the current financial statements, we had no knowledge of any other subsequent events.

NOTE 32 – ENVIRONMENTAL

The company’s environmental management focuses en the following 2 perspectives:

1, – Legal Aspects:

This aspect gathers all that relates to permit applications, authorizations, and environment related certifications, as well as the regularization of any pending aspects.

2, – Environmental management and Eco-efficiency:

Under the concept that each process can be improved through responsible and adequate environmental management, the company is concerned to evaluate and develop projects which allow cost savings, reduction of loss in processes to achieve efficient use of recourses, and finally, the implementation of the Environmental Management Certificate System under international standards.

The company is committed and has made investments in operative areas related to the environmental management system, the invested amounts expressed in THUS$, in the company and its subsidiaries are:

Company	Budget	Investment	Invested
	Accumulated	Accumulated	During 2006
	2006	2006

Masisa Chile	4,155	5,066	1,372
Masisa Argentina	1,776	1,339	482
Masisa Brasil	1,946	1,542	-
Masisa México	996	986	-
Forestal Argentina	90	184	29
Forestal Tornagaleones	638	854	56
Terranova Brasil	286	138	-
Terranova Venezuela	290	2,069	39

Total Consolidate	10,177	12,178	1,978

MANAGEMENT ANALYSIS OF THE INDIVIDUAL FINANCIAL STATEMENTS
AS OF JUNE 30th, 2006
(In thousands of US$)

A. Comparative analysis of the observed principal trends:

	2006	2005	2005
	Jan-June	Jan-June	Jan-Dec
Liquidity Indexes
Regular Liquidity	3.19	2.79	1.68
Acid Ratio	0.01	0.01	0.00

The outstanding assets have increased in approximately 2,51% mainly in the time deposits and sales debtors items, The outstanding liabilities, on the other hand, decreased to 10,4% mainly due to a decrease in financial obligations.

	2006	2005	2005
	Jan-June	Jan-June	Jan-Dec
Indebtedness Indexes
Indebtedness Ratio	0.39	0.43	0.41
(Times)
Short Term Debt/Total Debt	35.04%	40.32%	69.90%
Long Term Debt/Total Debt	64.96%	59.68%	30.10%
Financial Expenses Coverage	1.53	2.25	1.65
(Times)

Financial Expenses Coverage: Defined as the result before taxes and interests divided by financial expenses, (General Rule N° 30)

The indebtedness ratio presents a decrease year-over-year, due to an increase in net worth, mainly due to the capital increase of US$117,3 million.

The composition of the debt shows a decrease in the short term year-over-year due to the payment of financial debts, Long term indebtedness presents an increase mainly due to de increase in the obligations to the public due to the Bond issuance carried out this year.

The fall in the coverage index is due to lower earnings before taxes and minoritary interest during the second quarter of 2006 in relation to the same quarter of the previous year, according to what is explained further on in this section.

	2006	2005	2005
	Jan-June	Jan-June	Jan-Dec
Activity Indexes
1.Total Assets	1,581,346	1,430,755	1,560,213
Investments for the period

- In Fixed Assets	28,011	12,097	29,570
Dispositions:
- Fixed Asset sales	-	-	660
2.Inventory Rotation	1.86	1.20	2.60
3.Inventory Permanence	96.95	150.13	138.40
4.Accounts Payable Rotation	11.08	10.92	12.84
5.Accounts Payable Permanence	32.50	32.96	28.04
6.Accounts Receivable Rotation	4.75	5.71	5.92
7.Accounts Receivable Permanence	75.73	63.09	60.83

	2006	2005	2005
	Jan-June	Jan-June	Jan-Dec
Result Indexes
Operating Income	149,487	107,971	236,897
- Internal market	71,484	52,798	116,803
- External market	78,003	55,173	120,094
Operating Costs	(119,843)	(80,780)	(184,149)
- Internal market	(53,308)	(36,336)	(82,541)
- External market	(66,535)	(44,444)	(101,608)
Operating Result	10,166	11,105	18,133
Financial Expenses	(10,711)	(10,529)	(22,755)
Non-Operating Result	(4,472)	2,036	(3,346)
R.A.I.I.D.A.I.E.	20,930	28,623	47,480
Net Earnings (loss)after taxes	4,028	19,950	23,105

The decrease in non-operating income is mainly explained by lower results obtained by the subsidiaries abroad, slightly off-set by the increase in currency exchange difference.

Depletion for the analyzed periods is detailed below:

	2006	2005	2005
	Jan-June	Jan-June	Jan-Dec
Depletion	3,944	4,138	8,372

	2006	2005	2005
	Jan-June	Jan-June	Jan-Dec
Profitability Indexes
1.Net Worth Profitability	0.54%	2.44%	2.85%
2.Asset Profitability	0.38%	1.78%	2.08%
3.Operating Asset Performance	0.99%	1.24%	1.89%
4.Net Income per Share (dollars)	0.0011	0.0043	0.0048
5.Dividend Return	1.29%	2.79%	2.79%

Profitability Indexes reflect the said decrease of results.

B.- Description and analysis of the main components of net flows

	2006	2005	2005
	Jan-June	Jan-June	Jan-Dec
Positive net flow generated by
operating activities	(3,740)	14,598	36,583
- Debtor collection by sales	153,830	130,762	249,444
- Suppliers and Personnel Payment	(157,675)	(125,882)	(228,356)
- Others	105	9,718	15,495

Net flow generated by Financing	(27,233)	(3,964)	70,690
Activities
- Share placement payment	44,012	-	73,353
- Loan granting	12,731	55,732	79,929
- Obligations to the public	162,965	-	-
- Dividend Payment	(11,491)	(52,111)	(52,111)
- Loan Payment	(73,993)	(7,585)	(11,304)
- Obligations to the public Payment	(160,605)	-	(17,594)
- Others	(852)	-	(1,583)

Net flow generated by Investment	(2,981)	(35,311)	(86,258)
Activities
- Fixed assets sales	-	-	660
- Incorporation of fixed assets	(28,011)	(12,720)	(30,971)
- Other loans to related companies	25,018	(18,010)	(26,057)
- Others	12	(4,581)	(29,890)

Total net flow for the period	(33,954)	(24,677)	21,015
Inflation effect	-	-	-
Initial cash balance and cash	49,926	28,911	28,911
equivalent
Final cash balance and cash equivalent	15,972	4,234	49,926

When analyzing flows, we can observe the incorporation of new resources due to the capital increase completed in January 2006, liabilities restructuring completed with the placement of a UF Bond in January 2006, and dividend payment for US$11,4 and US$52,1 million in 2005.

C. Book and economic value of assets and liabilities

The company’s main assets are its production plants located in Chile, and its direct and indirect investments in Argentina, Brazil, the United States, Venezuela, and Mexico, all which are assessed according to the generally accepted accounting principles, The studies that the company usually carries out to analyze the economic value of its productive plants show that such values cover their respective book values.

D. Analysis of the most important variations occurred during the period

The company carries out its businesses in various markets, concentrated mainly in Chile, the United States, and Mexico, Due to this fact, the company’s sales as well as its financial results are exposed to the individual conditions of each market, The following chart sets forth the distribution of consolidated sales, grouped by destination market.

	2006	2005	2005
	Jan-June	Jan-June	Jan-Dec
Chile	47.8%	49.0%	49.0%
Others	52.2%	51.0%	51.0%

Total	100.0%	100.0%	100.0%

In the past years, Masisa S,A, has increased the diversification of its market risk expanding its productive and commercial operations to other countries, As such, currently it owns plants in Chile, Argentina, Brazil, the United States, Venezuela, and Mexico, The company also owns commercial operations in Colombia, Peru and Ecuador, and exports to numerous countries in America, Asia and Europe, This way, the company avoids exposition to the risk of any market in particular.

In its own markets, the company also faces the risk of an eventual intensification of competition or the appearance of new actors in the boards, wood products, and forestry markets, Masisa S,A, thinks it has solid positions in each of the market in which it directly participates, which allows the company to maintain profitable operations in constant development, Nevertheless, the company cannot assure that in the future these conditions will not change due to the incorporation of new participants or the intensification of competition in the markets in which it operates, To face these risks, the company concentrates its efforts in actions aiming to maintain its leadership in costs, to maintain a strong distribution chain, constantly improve its product mix, and to obtain brand recognition, among other things.

The company is exposed, assets as well as liabilities wise, to the variation in foreign currency value other than the functional currency in which accounting is carried out (dollars), The existence of assets and liabilities in non-dollar currencies is mainly due to the company’s operations in the local market, national sales activities, investment activities in purchased assets in the local market, and obtaining internal financing, The non-dollar balances and/or denominated in a different currency other than the functional currency for the analyzed periods were the following:

Summary of asset and liabilities in non dollar currency (Expressed in thousands of US dollars)

	2006	2005	2005
	Jan-June	Jan-June	Jan-Dec
Assets	86,895	64,794	70,023
Liabilities	299,166	300,055	349,404
Asset position (Liability)	(212,271)	(235,261)	(279,381)

Based in market conditions, the company’s management establishes policies to obtain credits, invest in deposits and marketable securities with resale agreements and the use of derivative instruments, Depending on the amounts, the Board of Directors also approves these transactions before their execution, New long term financing to finance new investments or refinance existing liabilities, must be approved by the Company’s Board of Directors.

E.- Risk Analysis

Risk Factors Analysis

During the normal course of business, the company faces various market, financing, and operating risk factors, among others.

Financing and Exchange Rate Risk:

The company’s management establishes policies to manage the financial risk through the use of derivative instruments such as swaps, forwards, options or futures, to cover exchange risks as well as interest rate fluctuation.

The company does not use derivative instruments for speculation.

Operating risk:

In the regular course of business, Masisa S,A, faces raw material supplying risks, especially in chemical resins and wood, which are essential elements for the production of its products, To minimize this risk, the company maintains long term agreements with chemical resin suppliers, In addition to the forests and plantations that the company directly holds in Chile, it is also the principal shareholder of Forestal Tornagaleones S,A,, who has plantations in Chile and Argentina, Additionally, it maintains a diversification policy for its wood residue supply, reducing dependence from an individual supplier.

As part of the regular course of business, the company may face catastrophic risks in its plants, loss risk in its warehouses, third party damages, legal contingencies, commercial risks, and others, The company’s management intends to identify these risks to avoid its occurrence in any way possible; minimizing the potential adverse effects and/or cover through insurance policies the eventual losses if such evens should occur.

RELEVANT EVENTS

A summary of Masisa S,A’s relevant events for the period January – June 2006 is set forth below, and which the company’s management considers must be acknowledged by the Shareholders.

On January 6th, 2006 the preference option period for the subscription of the capital increase that was agreed by the Extraordinary Shareholders Meeting held on August 29th, 2005 was completed, The amount of subscribed and paid shares -from a total of de 650,000,000 shares- was 622,503,068 which increased the paid in capital of the Company in THUS$ 117,365.-

In an Extraordinary Board Meeting of the Company, held on January 11th, 2006, the following was agreed:

1) Summon a Bond Holder’s Meeting to be held during March 2006, to approve the following modifications to the issuance contract of the subscribed bonds line with the Securities Registry of that Superintendent’s Office under N° 440, dated November 15th, 2005, with charge to which the bonds Series D were issued which will be placed on January 12th, 2006.

a) Modify N° 14 of clause 4 of the issuance contract, replacing paragraph three of said number by the following text: "The Bonds will be rescued –except in case of Series D Bonds corresponding to the first issuance with charge to the Line, which will be ruled for theses aspects by the dispositions established in N° 8 of clause 7 of this Contract-, at a value equal to the unpaid capital balance, plus the accrued interests in the period between the next day from the maturing date of the last interest quote paid and the date established for the rescue".

b) Modify N° 8 of clause 7 of the issuance contract:

"Eight / Anticipated recovery,- The Series D Bonds may be recovered as of April 15th, 2008, in the said manner stated in N° 14 of clause 4 of this instrument, Such Bonds will be recovered at value equivalent to the current value minus the future Bond flows, corresponding to the balance of unpaid capital and interests, at a 4,0% annual rate, compound, calculated over equal quarters of 180 days."

2) Summon a Bond Holder’s Meeting to be held on the same date as the Meeting mentioned in N° 1 above, to approve the following modifications to the issuance contract of the bond line subscribed with the Securities Registry of that Superintendent’s Office under N° 439, dated November 14th, 2005, with charge to which the Series E bonds were issued which will be placed on January 12th, 2006.

a) Modify N° 14 of clause 4 of the issuance contract, replacing paragraph three of said number by the following:

"The Bonds will be recovered –except in case of the Series E Bonds corresponding to the first issuance with charge to the Line, that will be ruled on this aspect pa the provisions established in N° 8 of clause 7 of this Contract-, at a value equal to the unpaid capital balance, plus the accrued interests in the period between the next day from the maturing date of the last interest quote paid and the date established for the rescue".

b) Modify N° 8 of clause 7 of the issuance contract with charge to which the Series E is issued, replacing it by the following text: "Eight / Anticipated recovery,- The Series D Bonds may be recovered as of April 15th, 2008, in the said manner stated in clause 4, N° 14 of this instrument, Such Bonds will be recovered at value equivalent to the current value minus the future Bond flows, corresponding to the balance of unpaid capital and interests, at a 4,4% annual rate, compound, calculated over equal quarters of 180 days."

On January 12th, 2006, the Company informed the Superintendencia de Valores y Seguros (Chilean Securities and Insurance Superintendent’s Office), as well as the Securities Exchanges, the following information:

1) With charge to the Line N° 439, today January 12th, 2006, Series E bonds for UF: 2,750,000, with a 21-year term and a 1-year grace period, at a rate of 4,79% were placed.

2) With charge to the Line N° 440, today January 12th, 2006, Series D bonds for UF: 2,000,000, with a 7-year term and a 2-year grace period, at a rate of 4,59%.

The funds obtained through said placements will be destined to the payment of financial obligations of the company and/or its subsidiaries.

On April 20th, 2006, the Company informed the Superintendencia de Valores y Seguros (Chilean Securities and Insurance Superintendent’s Office), as well as the Securities Exchanges, about the payment of a minimum an mandatory definite dividend and of an additional definitive dividend, with charge to net income for the period completed as of December 31st, 2005, The total amount of the dividend to be shared was for THUS$ 11,491,- or 50% of the net income distributable for the 2005 period, This dividend was paid on May 16th, 2006 in pesos, according to the exchange rate "dólar observado" (“observed dollar”) published in the Diario Oficial (Chilean Official Gazette) on May 12th, 2006.-

Aside from the information above, it is important to say that during the period January - June 2006 there were no other relevant events regarding the Company, which pursuant to the dispositions of Article 9 and paragraph 2 of Article 10 of Law 18,045, Management had considered being relevant to inform or to disclose.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 04, 2006

Masisa S.A.

By:
/s/ Patricio Reyes U.
	Name:	Patricio Reyes U.
General Counsel

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.